UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

MUFG Bank, Ltd.

Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.

Tokyo, November 29, 2024 — MUFG Bank, Ltd. (“Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced that it resolved today to acquire the share certificates, etc., of WealthNavi Inc. through a tender offer under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended).

Please refer to the release titled “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” published by the Tender Offeror today for further details.

Outline of the Tender Offeror

Name	MUFG Bank, Ltd.
Address	1-4-5, Marunouchi, Chiyoda-ku, Tokyo
Name and Title of Representative	Junichi Hanzawa, President & CEO
Description of Business	Financial services and other incidental businesses
Capital	2,141,513 million yen (as of September 30, 2024)

End

These materials are considered to be disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, as well as announcements made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Attachment:

“Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” dated November 29, 2024

MUFG Bank, Ltd.

Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.

Tokyo, November 29, 2024 — MUFG Bank, Ltd. (the “Tender Offeror”) today announced that it resolved at its Executive Committee meeting held on November 29, 2024 to acquire the common shares (the “Target Company Shares”) of WealthNavi Inc., a company listed on the Growth Market of the Tokyo Stock Exchange, Inc. (the “TSE”; TSE Code: 7342) (the “Target Company”) and the Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”) with the details as described below.

I.	Purpose of the Tender Offer, Etc.

(1)	Outline of the Tender Offer

The Tender Offeror is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Hironori Kamezawa, President & Group CEO “MUFG”), which holds 100% of the Tender Offeror’s voting rights, and, as of today, the Tender Offeror holds 9,110,000 Target Company Shares (ownership ratio (Note 1): 15.13%), which are listed on the Growth Market of the TSE, making the Target Company an equity method affiliate of the Tender Offeror.

(Note 1)

“Ownership ratio” means the percentage (rounded to the second decimal place) of the aggregate sum (60,221,736 shares) (the “Total Number of Shares After Considering Target Company Potential Shares”) of (i) the total number of issued shares of the Target Company as of September 30, 2024 (59,317,770 shares) stated in the “Summary of Non-consolidated Financial Results for the Nine Months Ended September 30, 2024 (Under Japanese GAAP)” released by the Target Company on November 14, 2024 (the “Target Company’s Financial Results”), plus (ii) the number of restricted stocks (5,539 shares) issued on November 13, 2024 as stated in the release titled “Announcement regarding completion of payment for new shares as restricted stock compensation” published by the Target Company on November 13, 2024 (together with (i), 59,323,309 shares in total), less (iii) the number of treasury shares (59,302,542 shares) held by the Target Company as of September 30, 2024 (20,767 shares) stated in the Target Company’s Financial Results, plus (iv) the number of Target Company Shares (919,194 shares) to be issued upon the exercise of the Stock Acquisition Rights (as defined below) (306,398 units) reported by the Target Company as being left unexercised as of today; the same applies hereinafter.

The Tender Offeror resolved at its Executive Committee meeting held today to implement the Tender Offer in which the Tender Offeror shall acquire all of the Target Company Shares (including the Target Company Shares to be delivered upon the exercise of the Stock Acquisition Rights, but excluding the Target Company Shares held by the Tender Offeror and treasury shares held by the Target Company) and all of the Stock Acquisition Rights as part of a transaction for the purpose of making the Target Company a wholly-owned subsidiary of the Tender Offeror (the “Transaction”).

The Tender Offeror has set the minimum number of share certificates, etc. to be purchased in the Tender Offer at 30,988,100 shares (ownership ratio: 51.46%), and if the total number of share certificates, etc. tendered in response to the Tender Offer (the “Tendered Share Certificates, Etc.”) is less than the minimum number of share certificates, etc. to be purchased, the Tender Offeror will not purchase, or otherwise accept, any of the Tendered Share Certificates, Etc. Conversely, as stated above, given that the Tender Offeror intends to make the Target Company its wholly-owned subsidiary by acquiring all of the Target Company Shares (including the Target Company Shares to be delivered upon the exercise of the Stock Acquisition Rights, but excluding the Target Company Shares held by the Tender Offeror and treasury shares held by the Target Company) and all of the Stock Acquisition Rights, the Tender Offeror has not set a maximum number of shares certificates, etc. to be purchased, and if the total number of Tendered Share Certificates, Etc. meets or exceeds the minimum number of share certificates, etc. to be purchased, the Tender Offeror will purchase all of the Tendered Share Certificates, Etc. In addition, the minimum number of share certificates, etc. to be purchased (30,988,100 shares) has been set by using the product (40,147,800 shares) of the number of voting rights (602,217 voting rights) represented by the Total Number of Shares After Considering Target Company Potential Shares (60,221,736 shares) multiplied by two-thirds (401,478 voting rights), and further multiplied by the share units of the Target Company (100 shares), less the product (49,700 shares) (Note: 2) of the number of voting rights (497 voting rights) represented by the Target Company Shares held by the Tender Offeror as of today (9,110,000 shares) multiplied by the amount of restricted stock of the Target Company (the “Restricted Stock”) granted to its directors, executive officers, and employees as their share-based compensation stock options that are held by the directors of the Target Company as of today (a total of 49,701 shares; ownership ratio 0.08%), and further multiplied by the share units of the Target Company (100 shares). This is because while the Target Company intends to make the Target Company a wholly-owned subsidiary of the Tender Offeror through the Transaction, a special resolution at the shareholders’ meeting as prescribed in Article 309, Paragraph 2 of the Companies Act (Act No. 86 of 2005; as amended) (the “Companies Act”) will be required to carry out the procedures for the share consolidation stated in “(4) Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”)” below; thus, in order to ensure that the Transaction will be implemented, the requirements for the minimum number of share certificates, etc. to be purchased have been set so that the Tender Offeror will hold the number of voting rights equivalent to two-thirds or more of the number of voting rights of all shareholders of the Target Company after the Tender Offer.

(Note 2)

Because transfer restrictions are attached to the Restricted Stock, it cannot be tendered in the Tender Offer. However, at the Target Company’s board of directors meeting held today, the Target Company resolved to express its opinion in favor of the Tender Offer that will be carried out as part of the Transaction, and the Tender Offeror anticipates that if the Tender Offer is successfully completed, the Target Company’s directors, among the holders of the Restricted Stock, will vote in favor of the Squeeze-Out Process (as defined below). Thus, in considering the minimum number of share certificates, etc. to be purchased, the Tender Offeror has deducted the number of voting rights represented by the number of shares held by the Target Company’s directors from the Restricted Stock.

If the Tender Offeror is not able to acquire all of the Target Company Shares (including the Target Company Shares to be delivered upon the exercise of the Stock Acquisition Rights, but excluding the Target Company Shares held by the Tender Offeror and treasury shares held by the Target Company) and all of the Stock Acquisition Rights through the Tender Offer, then the Tender Offeror intends to carry out a series of procedures for making the Target Company its wholly-owned subsidiary (the “Squeeze-Out Process”) after the successful completion of the Tender Offer as set out in “(4) Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”)” below.

In addition, in conjunction with the Tender Offer, the Tender Offeror has entered into a tender agreement (the “Tender Agreement”) dated today with its representative director and largest shareholder, Mr. Kazuhisa Shibayama (“Mr. Shibayama”), with respect to 10,251,234 shares, which are the number of shares other than the Restricted Stock of the Target Company Shares held by Mr. Shibayama (ownership ratio: 17.02%) (the “Tendered Shares”), whereby Mr. Shibayama has agreed to tender such shares in the Tender Offer. For the details of the Tender Agreement, please refer to “(6) Material Agreements relating to the Tender Offer.”

According to the press release titled “Notice regarding Opinion in Favor of the Tender Offer for the Equity Securities of WealthNavi Inc. by MUFG Bank, Ltd. and Recommendation to Tender, and Amendment to the Terms and Conditions of Share-based Compensation Stock Options (Stock Acquisition Rights)” published by the Target Company today (the “Target Company’s Press Release”), the Target Company resolved at its board of directors meeting held today to express its opinion in favor of the Tender Offer and to recommend that the Target Company’s shareholders and the holders of the Stock Acquisition Rights (the “Stock Acquisition Right Holders”) tender their shares and Stock Acquisition Rights in the Tender Offer. Although the terms and conditions of the Stock Acquisition Rights provide that the acquisition of the Stock Acquisition Rights by transfer requires the approval of the Target Company’s board of directors, the Target Company’s board of directors resolved, at a meeting held today, to comprehensively approve the acquisition by the Tender Offeror of the Stock Acquisition Rights tendered in the Tender Offer, subject to the successful completion and settlement of the Tender Offer. In addition, with regard to the Third Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), the Fourth Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), the Sixth Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), and the Seventh Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), the conditions for the exercise thereof provide that the total annual exercise price shall not exceed 12,000,000 yen, but at the meeting of the Target Company’s board of directors held today, the Target Company decided to remove the restriction on the exercise price, subject to the successful completion of the Tender Offer.

Please refer to the Target Company’s Press Release and “(G) Unanimous Approval of All Disinterested Directors (including All Disinterested Members of the Audit & Supervisory Committee) of the Target Company” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below for the details regarding the processes behind the decision-making of the Target Company.

(2)	Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer

The background, purpose, and decision-making process leading to the Tender Offeror’s decision to implement the Tender Offer are as follows. Statements below concerning the Target Company are based on the explanations received from the Target Company and information which the Target Company has made publicly available.

(A)	Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Implement the Tender Offer

As of today, MUFG holds all of the issued shares of the Tender Offeror. MUFG was incorporated in April 2001 as Mitsubishi Tokyo Financial Group, Inc. through a share transfer between The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and Nippon Trust Bank, Ltd., and its shares were listed on the first section of the TSE. Also in April 2001, The Sanwa Bank, Ltd., The Tokai Bank, Ltd., and The Toyo Trust and Banking Co., Ltd. established UFJ Holdings, Inc. through a share transfer and listed its shares on the first section of the TSE. Subsequently in October 2005, Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc., changed its trade name to Mitsubishi UFJ Financial Group, Inc., and listed its shares on the First Section of the Nagoya Stock Exchange, Inc. (the “NSE”). As a result of an April 2022 revision to the market segments of the TSE and the NSE, as of today, the shares of Mitsubishi UFJ Financial Group, Inc. are listed on the Prime Market of the TSE and the Premier Market of the NSE.

The Tender Offeror was formed as The Bank of Tokyo-Mitsubishi UFJ, Ltd. through the January 2006 merger of The Bank of Tokyo-Mitsubishi, Ltd. (formed through the April 1996 merger of The Mitsubishi Bank, Ltd., incorporated in August 1919, and The Bank of Tokyo, Ltd., incorporated in December 1946) and UFJ Bank, Ltd. (formed through the January 2002 merger of The Sanwa Bank, Ltd., incorporated in December 1933, and The Tokai Bank, Ltd., incorporated in June 1941). In April 2018, the Tender Offeror changed its trade name to the current MUFG Bank, Ltd.

As of today, the group of MUFG (the “MUFG Group”), in which the Tender Offeror is included, is comprised of 340 consolidated subsidiaries and 56 equity method affiliates, and is engaged in banking and other financial services (including leasing).

According to the Target Company’s Press Release, the Target Company was established in April 2015 by Mr. Shibayama, Founder and CEO of the Target Company, and with the mission of “Helping working families build wealth,” it provides its online robo-advisor (Note 3) “WealthNavi,” a fully automated wealth management service to build and maintain a long-term, globally diversified investment portfolio for a more comfortable retirement of working families. Further, since the official release of its service in July 2016, the Target Company has continued to release new functions with high product development capability (Note 4), and in February 2021 began offering “Robo-NISA,” which automatically manages assets in NISA accounts and is fully aligned with the new NISA system that began in January 2024.

As a result, the Target Company has continuously ranked first in the domestic robo-advisor market in terms of both assets under management and number of users (Note 5), and assets under management exceeded 1.3 trillion yen as of July 4, 2024. In addition, the Target Company is continuing its efforts to become a personal financial platform to support customers by extending its service areas beyond asset management.

(Note 3)

“Robo-advisor” refers to a fully automated end-to-end wealth management service online. The service assesses a customer’s risk tolerance level based on the customer’s answer to five questions including age, amount of financial assets held, and purpose of asset management, proposes a wealth management plan tailored to the customer’s risk tolerance level, and thereafter automatically manages the customer’s assets in accordance with the wealth management plan.

(Note 4)	“Product development capability” refers to the capability to plan and develop new services and functions in-house by engineers and designers which make up the majority of employees.

(Note 5)

Wealth Advisor’s research on specialist online operators (as of June 2024) which is based on the Japan Investment Advisers Association, “Contact Asset Status” - sections “Wrap Accounts” and “Discretionary Accounts” (as of March 2024).

Based on an enhanced data platform and applications integrated among group companies, MUFG will collect customer data including a customer’s age, family composition, and purchasing history, and will actualize a service which provides optimal advice (tailored proposals) through an algorithm according to each customer’s individual life events, with the aim of improving the lifetime value (Note 6) of customers throughout their lives by providing group-wide support. In August 2020, the Tender Offeror and the Target Company entered into a business alliance agreement for the purpose of developing and providing the “WealthNavi for MUFG Bank” robo-advisor for customers of the Tender Offeror, and since then have made efforts to enhance services which allow them to address customers’ diverse asset building needs. Further, while conducting discussions from June 2023 with the Target Company to deepen collaboration in relation to the robo-advisor service, MUFG arrived at the conclusion that it could contribute to the development of sound asset building for individuals in Japan by accelerating the promotion of its robo-advisor services and “Robo-NISA,” and by promoting the development and provision of a comprehensive Money Advisory Platform (“MAP”) to solve customers’ financial issues throughout their lifetime by combining MUFG’s customer base and product lineup and the Target Company’s agile planning and product development capabilities. Therefore, as stated in the February 14, 2024 press release titled “MUFG Bank and WealthNavi Announce Capital and Business Alliance” published by MUFG, the Tender Offeror, and the Target Company, the Tender Offeror resolved at the meeting of its Executive Committee held on February 14, 2024 to enter into a capital and business alliance with the Target Company (the “Capital and Business Alliance”) for the purpose of strengthening their existing collaboration in the robo-advisor business as well as developing and providing MAP, the services of which have been expanded to include not only asset management but also other services such as life insurance, pensions, financial education, and housing loans, and also resolved to subscribe for a capital increase by third-party allotment (the “Capital Increase by Third-Party Allotment”) to be implemented by the Target Company in conjunction with the Capital and Business Alliance. By paying the Capital Increase by Third-Party Allotment on March 4, 2024, the Tender Offeror acquired 9,110,000 Target Company Shares (ownership ratio (Note 7): 15.55%; paid at 1,718 yen per share), and through the delegation of one outside director thereto, the Tender Offeror made the Target Company its equity method affiliate. No capital relationship between the Tender Offeror and the Target Company existed prior to the Capital and Business Alliance, and the Tender Offeror first acquired Target Company Shares through the Capital Increase by Third-Party Allotment.

(Note 6)	“Lifetime value” means the total amount of revenue that MUFG can earn from each customer over the course of their lifetime.

(Note 7)

In this paragraph, “ownership ratio” means the percentage (rounded to the second decimal place) of 9,110,000 shares to 58,600,339 shares, which is the number of shares obtained by adding 9,110,000 shares (the number of shares issued through the Capital Increase by Third-Party Allotment) to 49,490,339 shares (the total number of issued shares of the Target Company as of December 31, 2023).

With the acceleration of the Japanese government’s policy changes and institutional reforms to promote Japan as a leading asset management center, such as its Doubling Asset-based Income Plan, as well as its decision to upgrade the NISA program and make it permanent, the business environment surrounding the MUFG Group and the Target Company has changed drastically. Amidst such changes, in its planning period starting in 2024, MUFG positioned “expanding and refining growth strategies,” “driving social and economic progress,” and “accelerating transformation and innovation” as the three pillars of its Medium-term Business Plan. MUFG set the strengthening of its domestic retail customer base as a priority issue for the evolution of its growth strategy, and MUFG’s Retail & Digital Business Group raised “Customer Experience (CX) Evolution” (Note 8) as one of its major business strategies, and has been enhancing its contact points for digital services for all customers while pushing ahead with digitalizing its products and services. In addition, as an important function for realizing one of the slogans of the Retail & Digital Business Group, “Always connected, always be your side,” MUFG has been aiming to improve the lifetime value of customers throughout their lives by providing tailored proposals according to each customer’s life events and group-wide support. In this respect, following the announcement of the Capital and Business Alliance on February 14, 2024, the Tender Offeror and the Target Company have been accelerating the promotion of their robo-advisor services and “Robo-NISA,” and making progress in discussions and collaboration for the development and provision of MAP to solve customers’ lifelong financial challenges by combining the MUFG Group’s customer base and product lineup and the Target Company’s agile planning and product development capabilities.

(Note 8)	“Customer experience” (abbreviated as “CX”) means the customer experience of MUFG’s services as a whole, including in-store experiences, non-face to face online consultations, and digital services.

Amidst this, the Tender Offeror believes that the Target Company’s agile planning and product development capabilities could serve as an extremely important role in terms of planning, development, and promotion for not only MAP, but also for various types of next-generation services from MUFG’s Retail & Digital Business Group. In particular, the “WealthNavi” robo-advisor service provided by the Target Company, for which functional improvements were implemented within a short period of time, provides a service that thoroughly considers the customer’s point of view, such as by enabling customers to invest online in a diversified manner simply by selecting their risk tolerance level and by introducing a simple fee structure. MUFG and the Target Company have also been working together to quickly verify the effectiveness of, improve, and implement collaborative measures. The Tender Offeror, therefore, believes that the management expertise and planning and development capabilities of the Target Company to be extremely important for providing a unified range of services across each company in the MUFG Group.

Accordingly, in August 2024, the Tender Offeror reached the conclusion that it could accelerate and further refine the development and provision of its services, including MAP, by building a strong and integrated relationship with the Target Company and by more closely complementing and effectively utilizing the management resources and expertise of both companies.

In light of these circumstances, as well as commencing concrete examinations regarding the Transaction from early September 2024, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) (Note 9) to serve as its external financial advisor and third-party appraiser, and Mori Hamada & Matsumoto to serve as its legal advisor. Subsequently, the Tender Offeror repeatedly examined whether the purpose and meaning of the Transaction would enable the Tender Offeror to further enhance the corporate value of both companies by further strengthening their capital relationship, sharing a medium- to long-term vision, and carrying out business development as a unified entity. As a result of such examinations, in mid-September 2024, the Tender Offeror came to the decision that it would be necessary to make the Target Company its wholly-owned subsidiary in order for the Tender Offeror to derive more from the mutual use of the management resources between the Tender Offeror and the Target Company because, even if the Tender Offeror were to provide management resources to the Target Company in an attempt to enhance its corporate value, if the Target Company remains in a state as a listed company with minority shareholders, a substantial portion of the profits from such corporate value enhancement would be attributed to the shareholders other than the Tender Offeror, and it would therefore be difficult to find the appropriateness of the Tender Offeror providing such management resources. On September 17, 2024, the Tender Offeror submitted to the Target Company a Letter of Intent which expressed the Tender Offeror’s intention to acquire the Target Company Shares and the Stock Acquisition Rights on the condition that the Target Company would become its wholly-owned subsidiary through a Tender Offer and the subsequent Squeeze-Out Process, without including a proposal for the purchase price per Target Company Share in such Tender Offer (the “Tender Offer Price”). On September 18, 2024, the Tender Offeror received a notification from the Target Company that the Target Company would consider the details of the proposal after establishing the necessary framework to do so.

(Note 9)

Mitsubishi UFJ Morgan Stanley Securities is a related party of the Tender Offeror and the Target Company. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as the Tender Offeror, the Tender Offeror engages in financial transactions with the Target Company as part of its normal banking transactions, and the Tender Offeror and its parent company, MUFG, made the Target Company their equity method affiliate. According to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Act and Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of 2007, as amended; the same applies hereinafter), Mitsubishi UFJ Morgan Stanley Securities conducted an internal calculation to determine the share price of the Target Company, as a measure to prevent adverse effects, established and implemented an appropriate management system to handle conflicts of interest, such as having an information barrier to strictly manage information regarding the Tender Offeror and the Target Company, between internal departments of Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror (excluding the departments thereof which will implement the Tender Offer), and the Target Company; therefore, Mitsubishi UFJ Morgan Stanley Securities has not been affected by the decisions of the Tender Offeror or the Target Company and has calculated the share price of the Target Company from an independent position. Based on (i) the fact that appropriate measures to prevent adverse effects have been taken by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror, and the Target Company, (ii) the fact that Mitsubishi UFJ Morgan Stanley Securities has experience as a third-party appraiser for similar transactions, and (iii) the fact that the Tender Offeror and Mitsubishi UFJ Morgan Stanley Securities have implemented transactions with similar transaction terms and conditions with their general business partners, the Tender Offeror believes that the independence of Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser had been ensured and did not find any particular issue in requesting Mitsubishi UFJ Morgan Stanley Securities to calculate the share price of the Target Company Shares. Therefore, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser independent from the Tender Offeror and the Target Company. While the fees payable to Mitsubishi UFJ Morgan Stanley Securities for the Transaction include a performance fee, which is payable subject to the completion of the Transaction, which includes the Tender Offer, the Tender Offeror, taking into account general practices in similar transactions, determined that the inclusion of such a performance fee does not negatively impact Mitsubishi UFJ Morgan Stanley Securities’ independence, and appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser under the remuneration system described above.

The Tender Offeror believes that the following synergies can be achieved by making the Target Company its wholly-owned subsidiary.

(i)	Accelerated development of MAP and enriched user experience (UI/UX)

With the Target Company becoming its wholly-owned subsidiary and carrying out business development as a unified entity of the Tender Offeror, the Tender Offeror believes that the Target Company will be able to rapidly carry out strategic decision-making from a medium- to long-term perspective, which will allow for an accelerated review and development of MAP. In addition, by creating an even stronger relationship between the Tender Offeror and the Target Company, MAP is expected to improve its functions by linking with MUFG Group’s extensive customer information and utilizing the technologies and expertise in the AI and digital domains that MUFG acquires through investments in cutting-edge AI development companies and strengthening alliances with other companies. Furthermore, the Tender Offeror believes that user experience (UI/UX) (Note 10) will be enriched through the further promotion of on-boarding with the multitude of products and services of other MUFG Group companies, which include not only the products and services of the Tender Offeror, but also those related to insurance and pensions.

(Note 10) “User interface” and “user experience” (abbreviated as “UI” and “UX,” respectively) mean customer experience from the perspective of the ease of use and understandability of digital services such as internet banking services.

(ii)	Expanded asset management capabilities and higher name recognition through utilization of the MUFG brand

The Tender Offeror believes that making the Target Company its wholly-owned subsidiary will allow for the expansion of its asset management capabilities because the Target Company’s robo-advisor services (including “Robo-NISA”), which provide an excellent user experience (UI/UX), will be added to MUFG’s asset management product lineup. In addition, while the Tender Offeror and the Target Company have until now been carrying out collaborative measures, including various promotional campaigns, going forward, the Target Company’s established brand image as well as its name recognition and corporate image is expected to further improve through the utilization of the MUFG brand, and the Tender Offeror believes that establishing a common brand image will allow for the greater implementation of promotional campaigns. The Tender Offeror believes that this can be expected to result in stronger cross-sales and an increase in the number of customer referrals from various types of MUFG services (such as internet banking) to robo-advisor services.

(iii)	Enhanced online securities strategy through the mutual exchange of expertise with au Kabucom Securities

At the time of the announcement of the Capital and Business Alliance in February 2024, the Tender Offeror had also been aiming to examine a business alliance between the MUFG Group, including au Kabucom Securities Co., Ltd. (a consolidated subsidiary in which Mitsubishi UFJ Securities Holdings Co., Ltd., a wholly-owned subsidiary of MUFG (“MUFG Securities Holdings”), holds 51.0% of the voting rights; “au Kabucom Securities”), and the Target Company as a way to strengthen collaboration in the robo-advisor business. As stated in the release titled “The Next Step for MUFG-KDDI Collaborations (Cooperation 2.0)” published on November 14, 2024, the Tender Offeror is planning to make au Kabucom Securities its wholly-owned subsidiary as of the end of January 2025 (with plans to change the trade name from au Kabucom Securities to Mitsubishi UFJ eSmart Securities Co., Ltd. in February 2025). Specifically, au Kabucom Securities meets the needs of those who desire a “self-trade” approach to asset management, while the Target Company meets the needs of those who desire a “managed operation” approach to asset management, and the Tender Offeror is also considering further strengthening the collaboration between the two companies from a customer experience perspective, such as by linking customers who have the desire to manage their assets in a “do it yourself” manner through MAP, as well as wealthy customers, to au Kabucom Securities. In addition, the Tender Offeror believes that making the Target Company its wholly-owned subsidiary will also enable the mutual exchange of expertise between the two companies, such as by providing au Kabucom Securities with the unique management methods of the Target Company and providing the Target Company with the governance and compliance knowledge that au Kabucom Securities has cultivated over many years. Going forward, the Tender Offeror will aim to enhance the online securities strategy of MUFG while leveraging the strengths of au Kabucom Securities and the Target Company.

(iv)	Application of the management methods and expertise of the Target Company

The Target Company has established unique management methods that achieve a quickly revolving autonomous product cycle and maximize customer experience (UI/UX) and value provided. In particular, the Target Company has been continuously releasing new features for its “WealthNavi” robo-advisor service since it began providing it in July 2016, and in February 2021 began offering “Robo-NISA,” which carries out automatic asset management for NISA accounts and is fully compatible with the new NISA system introduced in January 2024. In addition, “WealthNavi” offers a UI/UX that thoroughly considers the customer’s point of view, such as enabling customers to invest online in a diversified manner simply by selecting their risk tolerance level and by introducing a simple fee structure. As a result, the Target Company has become the clear leader in the domestic robo-advisor market in terms of both assets under management and number of users, with the amount of assets under management exceeding 1.3 trillion yen on July 4, 2024. Further, the Target Company has been continuing its efforts to expand its service areas to enable support for customers’ asset formation in a wide range of areas with the aim of becoming a financial platform for individuals, with the Target Company launching the first of its new services (life insurance advisory) on May 7, 2024. By making the Target Company its wholly-owned subsidiary, the Tender Offeror expects to be able to maximize the use of the Target Company’s management methods and expertise, as well as to revitalize the organization and develop human talent through a mutual exchange of a diverse pool of employees from different backgrounds, which will lead to the enhancement of the corporate value of the MUFG Group and the Target Company over the medium- to long-term.

With the abovementioned background, objectives, and expected synergies in mind, in early September 2024, the Tender Offeror and the Target Company held initial discussions pertaining to the Transaction, and the Tender Offeror expressed to the Target Company its desire to commence examinations and discussions toward implementing the Transaction. Subsequently, on September 17, 2024, the Tender Offeror submitted to the Target Company a Letter of Intent in which the Tender Offeror again expressed its desire to commence examinations and discussions toward implementing the Transaction and also explained the significance and purpose of the Transaction, stating the Tender Offeror’s aim to further enhance the corporate value of both companies by further strengthening the capital relationship between them, sharing a medium- to long-term vision, and carrying out business development as a unified entity. On September 18, 2024, the Tender Offeror received a response from the Target Company that the Target Company agrees to commence examinations and discussions toward implementing the Transaction and that it would create an internal framework for carrying out examinations, negotiations, and decisions pertaining to the Transaction.

Further, the Tender Offeror retained experts who conducted legal, financial, tax-related, and business due diligence between late September and late October 2024 in order to closely examine the feasibility of the Transaction, and in parallel with this also continued discussions and examinations with the Target Company regarding the various terms and conditions of the Transaction, including the Tender Offer.

Specifically, because it had reached the conclusion that achieving the abovementioned synergies would be feasible by deepening collaboration with the Target Company, on October 24, 2024, the Tender Offeror submitted an initial proposal to the Target Company (the “Initial Proposal”) stating that it would set the Tender Offer Price at 1,450 yen per share (a premium of 36.28% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares) on 1,064 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on October 23, 2024, the business day immediately preceding the submission date of the Initial Proposal; a premium of 27.64% on 1,136 yen, the simple average closing price (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for simple average closing prices) of the Target Company Shares for the most recent one-month period ending on October 23, 2024; a premium of 21.34% on 1,195 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on October 23, 2024; and a premium of 11.80% on 1,297 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on October 23, 2024, respectively) and that it would set the purchase price per each Stock Acquisition Right (the “Stock Acquisition Right Purchase Price”) for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, and Fifth Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), the Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, and Eighth Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter), and the Ninth Stock Acquisition Rights (as defined in “(B) Stock acquisition rights” in “(3) Price of the Tender Offer” in “II. Outline of the Tender Offer” below; the same applies hereinafter) as the amount obtained by multiplying the difference between the 1,450 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on October 29, 2024, the Target Company requested the Tender Offeror to reconsider the Tender Offer Price on the ground that the price was grossly inadequate from the perspective of recommending that the minority shareholders of the Target Company tender their Target Company Shares and Stock Acquisition Rights in the Tender Offer. Pursuant to this request, on November 1, 2024, the Tender Offeror submitted a second proposal to the Target Company (the “Second Proposal”) stating that it would set the Tender Offer Price at 1,590 yen (a premium of 40.34% on 1,133 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on October 31, 2024, the business day immediately preceding the submission date of the Second Proposal; a premium of 42.47% on 1,116 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on October 31, 2024; a premium of 36.13% on 1,168 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on October 31, 2024; and a premium of 24.02% on 1,282 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on October 31, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,590 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 7, 2024, the Target Company requested the Tender Offeror to reconsider the Tender Offer Price on the ground that the Tender Offer Price did not meet the minimum amount for one of the trial calculation results performed in accordance with the discounted cash flow method (the “DCF Method”) by the third-party appraiser of the financial advisor and the Special Committee (defined below) of the Target Company, which indicated a significant deviation between the Tender Offer Price and the price level at which the Target Company could support the Tender Offer and recommend that its shareholders tender their Target Company Shares and Stock Acquisition Rights therein. Pursuant to this request, on November 12, 2024, the Tender Offeror submitted a third proposal to the Target Company (the “Third Proposal”) stating that it would set the Tender Offer Price at 1,720 yen (a premium of 52.21% on 1,130 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 11, 2024, the business day immediately preceding the submission date of the Third Proposal; a premium of 56.51% on 1,099 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 11, 2024; a premium of 47.64% on 1,165 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 11, 2024; and a premium of 35.86% on 1,266 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 11, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,720 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 13, 2024, the Target Company and the Special Committee proposed setting the Tender Offer Price at 2,100 yen, after comprehensively considering the median values obtained in the trial calculation results based on the DCF Method conducted by Daiwa Securities Co., Ltd. (“Daiwa Securities”) and YAMADA Consulting Group Co., Ltd. (“Yamada Consulting”) and the premium levels in cases similar to the Transaction. Then, pursuant to this request, on November 20, 2024, the Tender Offeror submitted a fourth proposal to the Target Company (the “Fourth Proposal”) stating that it would set the Tender Offer Price at 1,850 yen (a premium of 67.72% on 1,103 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 19, 2024, the business day immediately preceding the submission date of the Fourth Proposal; a premium of 67.88% on 1,102 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 19, 2024; a premium of 59.48% on 1,160 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 19, 2024; and a premium of 47.53% on 1,254 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 19, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,850 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 22, 2024, the Target Company and the Special Committee requested the Tender Offeror to consider setting the Tender Offer Price at 2,050 yen after appropriately evaluating factors, such as the intrinsic value of the Target Company based on its growth potential and the role of the Target Company could serve within the MUFG Group after becoming a wholly-owned subsidiary, on the ground that the Tender Offer Price again did not adequately reflect the intrinsic value of the Target Company and, therefore, the Target Company would not be able to provide an appealing selling opportunity to its minority shareholders. Then, pursuant to this request, on November 26, 2024, the Tender Offeror submitted a fifth and final proposal to the Target Company (the “Final Proposal”) stating that it would set the Tender Offer Price at 1,950 yen (a premium of 80.39% on 1,081 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 25, 2024, the business day immediately preceding the submission date of the Final Proposal; a premium of 77.27% on 1,100 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 25, 2024; a premium of 70.01% on 1,147 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 25, 2024; and a premium of 56.50% on 1,246 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 25, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,950 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 27, 2024, after receiving a response from the Target Company and the Special Committee stating that the Target Company and the Special Committee had agreed to the Final Proposal from the Tender Offeror, the Tender Offeror reached an agreement with the Target Company to set the Tender Offer Price at 1,950 yen, the purchase price per Third Stock Acquisition Right (the “Third Stock Acquisition Right Purchase Price”) at 4,389 yen, the purchase price per Fourth Stock Acquisition Right (the “Fourth Stock Acquisition Right Purchase Price”) at 3,858 yen, the purchase price per Fifth Stock Acquisition Right (the “Fifth Stock Acquisition Right Purchase Price”) at 3,858 yen, the purchase price per Sixth Stock Acquisition Right (the “Sixth Stock Acquisition Right Purchase Price”) at 3,858 yen, the purchase price per Seventh Stock Acquisition Right (the “Seventh Stock Acquisition Right Purchase Price”) at 3,297 yen, the purchase price per Eighth Stock Acquisition Right (the “Eighth Stock Acquisition Right Purchase Price”) at 3,297 yen, and the purchase price per Ninth Stock Acquisition Right (the “Ninth Stock Acquisition Right Purchase Price”) at 3,297 yen.

Under these circumstances, the Tender Offeror came to the conclusion that acquiring all of the Target Company Shares (including the Target Company Shares to be delivered upon the exercise of the Stock Acquisition Rights, but excluding the Target Company Shares held by the Tender Offeror and the treasury shares held by the Target Company) and all of the Stock Acquisition Rights and making the Target Company a wholly-owned subsidiary of the Tender Offer would contribute to the enhanced corporate value of the MUFG Group as a whole, and resolved at the meeting of its Executive Committee held today to execute the Tender Offer as a part of the Transaction.

In addition, the Capital and Business Alliance Agreement dated February 14, 2024 executed between the Tender Offeror and the Target Company stipulated that the prior written approval of the Target Company would be required in the event that the Tender Offeror were to acquire the Target Company’s shares, stock acquisition rights, bonds with stock acquisition rights, convertible bonds, subscription rights, or any other right which enabled the Tender Offeror to newly acquire shares of the Target Company, and the Tender Offeror has as of today obtained the approval of the Target Company to acquire the Target Company Shares and the Stock Acquisition Rights through the Tender Offer. Further, the shareholders agreement executed on February 14, 2024 between the Tender Offeror and Mr. Shibayama (the “Shareholders Agreement”) stipulated that Mr. Shibayama would not assign or dispose of any of the Target Company’s shares, stock acquisition rights, bonds with stock acquisition rights, convertible bonds, subscription rights, or any other security or right which enabled Mr.

Shibayama to newly acquire shares of the Target Company that he held without the prior written consent of the Tender Offeror but, notwithstanding such stipulations, the Tender Offeror has stipulated in the Tender Agreement that it will grant its consent for Mr. Shibayama to tender his Target Company Shares in the Tender Offer pursuant to the Tender Agreement. For the details of the Tender Agreement, please refer to “(6) Important Agreements relating to the Tender Offer.”

(B)	Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer

According to the Target Company’s Press Release, as stated in “(A) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Implement the Tender Offer” above, on September 17, 2024, the Target Company received a letter of intent regarding the Transaction from the Tender Offeror and was informed of the significance and purpose of the Transaction, which aim to further strengthen the capital relationship between the two companies and achieve closer business collaboration to maximize both companies’ corporate value and ensure their sustainable growth. After considering various aspects, including initiating discussions with the Tender Offeror and implementing the Transaction, the Target Company concluded in late September 2024 that proceeding with the Transaction has the potential to contribute to enhancing the Target Company’s corporate value (details are as described below) and, thus, decided to initiate in-depth discussions and consultations, including due diligence and other matters related to the Transaction. Furthermore, to prepare for the review of the Transaction and for negotiations with the Tender Offeror, as described in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below, in late September 2024, the Target Company appointed Daiwa Securities as the Target Company’s financial advisor, and Anderson Mori & Tomotsune Gaikokuho-Kyodo-Jigyo (“Anderson Mori & Tomotsune”) as the Target Company’s legal advisor, each independent of both the MUFG Group and the Target Company. Furthermore, although the Target Company is not a consolidated subsidiary of the Tender Offeror, and the Tender Offer does not constitute an acquisition of a subsidiary by a controlling shareholder, taking into account that the Tender Offeror treats the Target Company as an equity method affiliate and that certain officers of the Target Company also serve as officers or employees of the MUFG Group, in order to exercise due caution in the Target Company’s decision-making regarding the Transaction, eliminate arbitrariness and conflicts of interest in the decision-making process of the Target Company’s board of directors, and ensure fairness, the Target Company, based on advice from Anderson Mori & Tomotsune, established a special committee (the “Special Committee”) on September 24, 2024 independent of both the MUFG Group and the Target Company and consisting of three members: Mr. Sumito Togo, an independent outside Director (not an Audit & Supervisory Committee Member) of the Target Company; Mr. Sachihiko Fujimoto, an independent outside Director (Audit & Supervisory Committee Member) of the Target Company; and Mr. Akito Takahashi, an external expert (attorney at law, Takahashi & Katayama Law Office), to provide a framework for evaluating, negotiating, and making decisions regarding the Transaction from a standpoint independent of MUFG Group (including the scope of officers and employees of the Target Company who will be involved in the consideration, negotiation, and decision on the Transaction (of whom only one, Director Gaku Hirose, is an officer of the Target Company), and their duties). (For details regarding the establishment of the Special Committee and the process of consideration and its decision by the Special Committee, please refer to “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below.) Additionally, the Target Company’s board of directors consulted the Special Committee regarding (i) the reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to the enhancement of the corporate value of the Target Company); (ii) the fairness of the procedures related to the Transaction; (iii) the appropriateness of the terms and conditions of the Transaction (including the Tender Offer Price); (iv) whether, based on (i) through (iii) above, the Transaction is considered not disadvantageous to the minority shareholders of the Target Company; and (v) whether it is appropriate for the Target Company’s board of directors to express an opinion in favor of the Tender Offer and to resolve to recommend that the shareholders of the Target Company tender their shares in the Tender Offer (collectively, the “Consultation Matters”). Furthermore, in establishing the Special Committee, the Target Company’s board of directors has resolved that (i) the decisions of the Target Company’s board of directors regarding the implementation of the Transaction will be made with the utmost respect for the judgments made by the Special Committee, and (ii) if the Special Committee determines that the implementation or the terms and conditions of the Transaction are not appropriate, the Target Company’s board of directors will not approve the Transaction. In addition, the Target Company’s board of directors has resolved that the Target Company will authorize the Special Committee to: (i) if the Special Committee deems necessary, in considering the Consultation Matters, appoint advisors such as a financial advisor or legal advisor (cost to be borne by the Target Company) or approve the advisors of the Target Company; (ii) receive from the Target Company’s officers and employees and such other persons as the Special Committee deems necessary all information necessary to consider and make judgments concerning the Transaction; and (iii) if the Special Committee deems necessary, discuss and negotiate the terms and conditions of the Transactions with the Tender Offeror. As stated in “(E) Procurement by the Special Committee of a Share Valuation Report from an Independent Third-party Appraiser” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below, the Special Committee, pursuant to the authority described above, decided in late September 2024 to appoint Yamada Consulting as its independent third-party appraiser, which is independent of both MUFG Group and the Target Company. In addition, on September 24, as described below in “(C) Procurement by the Target Company of Advice from an Independent Law Firm” and “(D) Procurement by the Target Company of a Share Valuation Report from an Independent Financial Advisor and Third-party Appraiser” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest,” the Special Committee confirmed that there were no issues with the independence and expertise of Daiwa Securities, the Target Company’s financial advisor and third-party appraiser, and Anderson Mori & Tomotsune, the Target Company’s legal advisor, and approved their appointments.

After establishing the framework described above, the Target Company received a report from Daiwa Securities regarding the valuation of the Target Company Shares, advice regarding the policy for negotiation with the Tender Offeror, and other advice from a financial viewpoint, and received guidance from Anderson Mori & Tomotsune on measures to ensure the fairness of the procedures in the Transaction and other legal advice. In addition, the Target Company has periodically reported to the Special Committee the progress of discussions and negotiations and has received from the Special Committee pre-confirmed response policies, along with opinions, instructions, and requests at critical stages of the negotiations. Taking these into account, the Target Company has carefully considered the merits or demerits of the Transaction and the appropriateness of the terms and conditions of the Transaction.

Specifically, after receiving a letter of intent from the Tender Offeror on September 17, 2024, expressing an intent to initiate initial review and discussions, the Target Company confirmed and examined the content and details of the Tender Offeror’s proposal, accepted the Tender Offeror’s due diligence during the period from late September to late October 2024, and continued further discussions and negotiations with the Tender Offeror.

Subsequently, on October 24, 2024, the Target Company received the Initial Proposal from the Tender Offeror. In response, after confirming with the Special Committee, the Target Company requested that the Tender Offeror raise the proposed price, on the ground that the Tender Offer Price in the Initial Proposal was grossly inadequate from the perspective of recommending that the Target Company’s minority shareholders tender their shares. Thereafter, on November 1, 2024, the Target Company received a Second Proposal from the Tender Offeror. In response, after confirming with the Special Committee, the Target Company again requested that the Tender Offeror raise the proposed price, on the ground that the Tender Offer Price in the Second Proposal did not meet the minimum amount for one of the trial calculation results performed in accordance with the DCF Method and deviated significantly from the price level at which the Target Company could support the Transaction and recommend tendering. Subsequently, on November 12, 2024, the Target Company received a Third Proposal from the Tender Offeror. In response, the Target Company and the Special Committee proposed setting the Tender Offer Price at 2,100 yen, on the ground that the Tender Offer Price in the Third Proposal did not sufficiently reflect the intrinsic value of the Target Company, and the Target Company would not be able to express its opinion in favor of the Tender Offer or recommend that the Target Company’s shareholders tender their shares in the Tender Offer of the Transaction, after comprehensively considering the median values obtained in the trial calculation results based on the DCF Method conducted by Daiwa Securities and Yamada Consulting and the premium levels in cases similar to the Transaction. Thereafter, on November 20, 2024, the Target Company received a Fourth Proposal from the Tender Offeror. In response, on November 22, 2024, the Target Company submitted a proposal for considering setting the Tender Offer Price at 2,050 yen, based on an applicable evaluation of the intrinsic value of the Target Company in light of its growth potential and the role that the Target Company would play in the MUFG Group after becoming a wholly-owned subsidiary, on the ground that the Tender Offer Price still did not fully reflect the intrinsic value of the Target Company and did not provide an attractive sale opportunity for the Target Company’s minority shareholders. Based on such request, on November 26, 2024, the Tender Offeror made the final proposal to the Target Company (the “Final Proposal”), which included setting the Tender Offer Price at 1,950 yen (representing a premium of 80.39% over the closing price of the Target Company Shares of 1,081 yen on the Growth Market of the TSE as of November 25, 2024, the immediately preceding business day; a premium of 77.27% on the simple average closing price of 1,100 yen for the most recent one month up to the same date; a premium of 70.01% over the simple average closing price of 1,147 yen for the most recent three months up to the same date; and a premium of 56.50% over the simple average closing price of 1,246 yen for the most recent six months up to the same date) and setting the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights and Ninth Stock Acquisition Rights at the amount obtained by multiplying the difference between the Tender Offer Price of 1,950 yen and the exercise price per share for the Target Company Shares by the number of the Target Company Shares to be issued for each Stock Acquisition Right. As the Target Company accepted the proposal from the Tender Offeror on November 27, 2024, the Target Company and the Tender Offeror have reached an agreement upon setting the Tender Offer Price at 1,950 yen and the Third Stock Acquisition Right Purchase Price at 4,389 yen, the Fourth Stock Acquisition Right Purchase Price at 3,858 yen, the Fifth Stock Acquisition Right Purchase Price at 3,858 yen, the Sixth Stock Acquisition Right Purchase Price at 3,858 yen, the Seventh Stock Acquisition Right Purchase Price at 3,297 yen, the Eighth Stock Acquisition Right Purchase Price at 3,297 yen and the Ninth Stock Acquisition Right Purchase Price at 3,297 yen.

In light of this background, the Target Company carefully discussed and evaluated at its board of directors meeting held today whether the Transaction, including the Tender Offer, would contribute to enhancing the Target Company’s corporate value, whether the terms and conditions of the Transaction, including the Tender Offer Price, and the timing of becoming private are appropriate, based on legal advice from Anderson Mori & Tomotsune, advice from a financial point of view from Daiwa Securities, the contents of the share valuation report pertaining to the Target Company Shares received from Daiwa Securities on November 28, 2024 (the “Share Valuation Report (Daiwa Securities)”) and the contents of the share valuation report pertaining to the Target Company Shares received from Yamada Consulting Group Co., Ltd. on November 28, 2024 through the Special Committee (the “Share Valuation Report (Yamada Consulting)”) while respecting the Special Committee’s determinations to the maximum extent.

As a result, the Target Company concluded that to maintain and strengthen the competitiveness of its existing robo-advisor services including Robo-NISA and to accelerate the growth of MAP business, it is important to enhance collaboration with the Tender Offeror and MUFG Group, and promote business operations in closer alignment rather than relying solely on the Target Company’s own resources. In addition, the Target Company concluded that, in the midst of significant changes in the business environment surrounding the Target Company, the current timing is desirable or a privatization in order to continue to be a financial institution of choice for its customers, provide its customers with highly satisfactory services, and realize its mission of “helping working families build wealth.”

The Target Company determined that becoming a wholly-owned subsidiary of the Tender Offeror would create synergies that would contribute to enhancing the Target Company’s corporate value. Specifically, the following benefits are anticipated.

(a)	Accelerating the promotion of robo-advisor services including “Robo-NISA”

The Target Company has provided fully automated and end-to-end asset management services, which support individual asset building particularly among working families, and has grown to manage assets of 1.3 trillion yen as of July 4, 2024, approximately 7 years and 11 months since its official launch in July 2016. There is a considerable growth potential in the domestic robo-advisor market, and by becoming a wholly-owned subsidiary of the Tender Offeror, the Target Company believes that it can leverage MUFG Group’s customer base to accelerate the promotion of its robo-advisor services, including “Robo-NISA,” among individual customers who need a fully-automated asset management service. Furthermore, the Target Company expects to accelerate customer acquisition for its robo-advisor services by enhancing user accessibility through various apps and web platforms provided by the Tender Offeror, integrating with promotional programs, and exploring business partnerships with MUFG Group companies (including Mitsubishi UFJ Morgan Stanley Securities (a consolidated subsidiary of, and 60.0% of whose voting rights are held by, MUFG Securities Holdings, a wholly-owned subsidiary of MUFG), au Kabucom Securities Co., Ltd. (a consolidated subsidiary of, and 51.0% of whose voting rights are held by, MUFG Securities Holdings, a wholly-owned subsidiary of MUFG), and Mitsubishi UFJ NICOS Co., Ltd. (a wholly-owned subsidiary of MUFG)). Although the Target Company has many alliance partners other than the Tender Offeror, the relationship with those other alliance partners will not change due to the Transaction. The Target Company would like to continue working together with its alliance partners to promote its products to the customer bases of the Target Company and its alliance partners.

(b)	Strengthening collaboration in MAP business

The Tender Offeror and the Target Company are progressing with the planning and development of MAP, which aims to solve customers’ financial issues throughout their lifetime by combining MUFG Group’s wide-ranging customer base and product lineup with the Target Company’s outstanding capabilities in agile planning and product development. MAP aims to propose suitable financial products to each customer based on algorithms and collected customer data, including but not limited to age, family structure, and PFM (Personal Financial Management) data by taking an impartial stance. It seeks to provide an optimal customer experience—specifically, by enabling customers to receive proposals for suitable products and services by answering only a few simple questions, as well as regular reviews tailored to changes in their life stages and asset situations. Ultimately, MAP aims to allow customers to be free from financial concerns by entrusting the selection of diverse and complex financial products. By becoming a wholly-owned subsidiary of the Tender Offeror, the Target Company expects to accelerate business growth by enhancing the mutual use of resources including talents and product offerings between the two companies in the planning and development of MAP, which will serve as a core function in the strategy for tailored proposals pursued by MUFG Group, which includes the Tender Offeror. Of the funds procured in March 2024, the cumulative total amount allocated to “planning, development, and operation of MAP business, and construction of system and data infrastructure” in the first nine months of the fiscal year ending December 2024 was 643 million yen.

(c)	Leveraging management resources to provide new value in the digital retail domain

To achieve the aforementioned growth, the Target Company recognizes that it is essential to leverage management resources, including human resources, and to drive innovation continuously. By harnessing the customer base and credibility of the Tender Offeror and MUFG Group as well as the Target Company’s own product planning and development capabilities as forces, the Target Company aims to bring together companies and talent, including start-ups, to create unprecedented new businesses and customer experiences. Becoming a wholly-owned subsidiary of the Tender Offeror would not only enable the Tender Offeror and MUFG Group to work together more effectively toward these objectives, but delisting would also enable more medium- to long-term-focused strategic investment and management decisions. In addition, some of the savings from the elimination of cost of maintaining listing could be redirected to talent recruitment and development.

As a result of taking the Target Company’s shares private, the Target Company will no longer be able to raise funds through equity financing in the capital markets and will result in the loss of benefits previously enjoyed as a publicly listed company, such as improved social credibility. However, considering the Target Company’s current financial condition and the recent low-interest environment in indirect financing, the need for equity financing is not significant for the foreseeable future. Furthermore, the Target Company’s brand recognition and social credibility, which are important for talent acquisition, are largely acquired and maintained through its business activities, meaning that becoming non-public would not necessarily result in a loss of brand strength or similar attributes. For these reasons, we believe that the necessity of maintaining the Target Company’s public listing is limited.

The Target Company has also determined that the Tender Offer Price and other terms and conditions of the Tender Offer are appropriate, and that the Tender Offer provides the shareholders of the Target Company with a reasonable opportunity to sell their shares of the Target Company Shares, due to the following reasons:

(i)

The price was agreed upon between the Target Company and Tender Offeror following earnest negotiations with the involvement of the Special Committee, which is independent from the Target Company and the Tender Offeror, after sufficient measures were taken by the Target Company to ensure the fairness of the terms and conditions of the Transaction, including the Tender Offer Price, as described in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below.

(ii)

In the Report (as defined in “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below; the same applies hereinafter) of the independent Special Committee of the Target Company, it was determined that the appropriateness of the terms and conditions of the Transaction, including the Tender Offer Price, had been ensured, as described in “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below.

(iii)

The Tender Offer Price exceeds the upper limit of the valuation results based on the market share price method and is within the valuation range based on the DCF Method, as stated in the valuation results for the shares of the Target Company by Daiwa Securities described in “(D) Procurement by the Target Company of a Share Valuation Report from an Independent Financial Advisor and Third-party Appraiser” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below.

(iv)

The Tender Offer Price is the price obtained by adding a premium of 84.31% on 1,058 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 28, 2024, the business day immediately preceding the announcement date of the Tender Offer; a premium of 78.24% on 1,094 yen, the simple average closing price of the Target Company Shares for the most recent one-month period (from October 29, 2024 to November 28, 2024); a premium of 71.65% on 1,136 yen, the simple average closing price of the Target Company Shares for the most recent three-month period (from August 29, 2024 to November 28, 2024); and a premium of 57.00% on 1,242 yen, the simple average closing price of the Target Company Shares for the most recent six-month period (from May 29, 2024 to November 28, 2024). Although this is lower than the all-time high since listing (4,740 yen during the continuous trading session on May 28, 2021), given the significant period of time that has elapsed and the change in the shareholder base, and in light of the recent share price levels, it is considered that a sufficient premium has been added as described above, and the relevant premium level exceeds the median premium level of 45 TOB cases (meaning cases where the ownership ratio of the target company’s voting rights held by the Tender Offeror (including the ownership ratio held by the special related parties of the Tender Offeror) is between 20% and 50% before commencement of the Tender Offer) that were announced between June 28, 2019, when the Ministry of Economy, Trade and Industry announced its “Fair M&A Guidelines — Enhancing Corporate Value and Securing Shareholders’ Interests —” and November 2024 with the intent of privatization (the median of the premium level is 39.9% on the business day immediately preceding the announcement date, 40.5% for the most recent one-month period, 40.1% for the most recent three-month period, and 40.8% for the most recent six-month period).

(v)

It was deemed that the measures to ensure the fairness of the Tender Offer described in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below have been taken, and that the interests of the general shareholders have been secured.

Similarly, the Stock Acquisition Right Purchase Price was evaluated based on the Tender Offer Price, calculated by multiplying the difference between the Tender Offer Price and the exercise price per share of the Target Company Shares under the Stock Acquisition Rights by the number of shares of the Target Company Shares which are subject to a Stock Acquisition Right. Accordingly, the Target Company has determined that the Tender Offer provides the Stock Acquisition Right Holders with a reasonable opportunity to sell their Stock Acquisition Rights.

For the foregoing reasons, the Target Company has determined that the Transaction contributes to enhancing the corporate value of the Target Company group, and that the Transaction terms, including the Tender Offer Price, are appropriate. Accordingly, at the Target Company’s board of directors meeting held today, the board resolved to express an opinion in favor of the Tender Offer and to recommend that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer.

For details of the resolution at the Target Company’s board of directors meeting above, please refer to “(G) Unanimous Approval of All Disinterested Directors (including All Disinterested Members of the Audit & Supervisory Committee) of the Target Company” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” below.

(C)	Management Policy After the Tender Offer

The Tender Offeror expects that the Target Company’s current management team will continue to manage and execute the business of the Target Company even after the Tender Offer, and in order to maximize the synergies described in “(A) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Implement the Tender Offer” above, and after thoroughly discussing with the Target Company, the Tender Offeror plans to proceed in examining the collaborative system and the ideal organizational structure to be implemented after the Tender Offer.

After having discussions with Mr. Shibayama, the representative director and CEO of the Target Company, the Tender Offeror intends to have Mr. Shibayama continue to serve as the representative director and president & CEO for a certain period after the Tender Offer, from the perspective of maximizing the use of the Target Company’s management methods and expertise and enhancing the achievability of synergies.

In addition, the Tender Offeror anticipates, as of today, to have the current employees of the Target Company continue to be engaged in the same businesses as they have engaged in even after the Tender Offer, and in principle aims to continue to employ the employees with the same level of treatment they have received under the Target Company. Going forward, while taking into account consistency with MUFG Group’s management policies, the Tender Offeror aims to build optimal labor-management relations, and plans to conduct multiple discussions with the Target Company.

Please note that, as of today, one of the nine directors of the Target Company has a position as an executive officer of the Tender Offeror. Although no specific future management systems of the Target Company have been determined at this stage, the Tender Offeror, after discussing with the Target Company, will proceed with considering building an optimal system for the execution of various measures and the further strengthening of the management bases described in “(A) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Implement the Tender Offer” above.

(3)

Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest

As of today, the Target Company is not a consolidated subsidiary of the Tender Offeror, and the Tender Offer does not constitute a tender offer by a controlling shareholder. Further, there is no plan for all or part of the Target Company’s management team are not expected to invest directly or indirectly in the Tender Offeror, and the Transaction, including the Tender Offer, does not constitute a so-called management buyout (MBO) transaction either. However, each of the Tender Offeror and the Target Company have taken the following measures to ensure the fairness of the Transaction, including the Tender Offer, from the perspective of ensuring the fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price, eliminating arbitrariness in the decision-making process that led to the decision to implement the Tender Offer, and avoiding conflicts of interest, taking into consideration a possibility that the interests of Mr. Shibayama and the Target Company’s general shareholders are not necessarily aligned because (i) the Tender Offeror aims to privatize the Target Company Shares by acquiring all of the Target Company Shares (excluding the Target Company Shares to be delivered upon the exercise of the Stock Acquisition Rights, the Target Company Shares held by the Tender Offeror, and the treasury shares held by the Target Company) and all of the Stock Acquisition Rights through the Transaction, and the Tender Offeror holds 9,110,000 Target Company Shares (ownership ratio: 15.13%), which makes the Target Company its equity-method affiliate, (ii) there are officers of the Target Company who concurrently serve as officers or employees of MUFG Group, and (iii) the Tender Offeror has executed the Tender Agreement with Mr. Shibayama for the Target Company Shares he holds. Among the statements below, matters relating to the measures implemented by the Target Company and the like are based on the Target Company’s Press Release and the explanations given by the Target Company.

(A)	Obtainment by the Tender Offeror of a Share Valuation Report from an External Third-party Appraiser

In order to ensure the fairness of the Tender Offer Price, when determining the Tender Offer Price, the Tender Offeror requested its financial advisor, Mitsubishi UFJ Morgan Stanley Securities, as an external third-party appraiser, to calculate the share value of the Target Company and obtained a share valuation report dated November 28, 2024 (the “Share Valuation Report”) therefrom.

For an outline of the Share Valuation Report, please refer to “(A) Basis of Valuation” in “(4) Basis of Valuation, Etc. regarding the Price of the Tender Offer” in “II. Outline of the Tender Offer” below.

(B)	Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee

(i)	Background of establishment of the committee

As stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy after the Tender Offer” above, the Target Company established the Special Committee by resolution at a meeting of the board of directors held on September 24, 2024. Prior to the establishment of the Special Committee, from early September 2024, with the advice of Anderson Mori & Tomotsune, the Target Company has individually informed all of the independent outside Directors of the Target Company at that time that it has received from the Tender Offeror the initial offer regarding the Transaction, and that it is necessary to establish a system to consider, negotiate, and make decisions regarding the Transaction from the perspective of enhancing the Target Company’s corporate value and securing the interests of the Target Company’s general shareholders. In addition, the Target Company, with the advice of Anderson Mori & Tomotsune, aiming to establish a special committee of appropriate size while ensuring the balance of knowledge, experience, and capabilities among its members after confirming that the independent outside Directors of the Target Company who are candidates for the members of the special committee are independent of MUFG Group and the Target Company, have no material interest different from that of general shareholders with respect to the success or failure of the Transaction, and have the qualifications to serve as members of the special committee, by the resolution at the meeting of the board of directors held on September 24, 2024, established the Special Committee consisting of three members, namely, Mr. Sumito Togo (independent outside Director of the Target Company), Mr. Sachihiko Fujimoto (independent outside Director and Audit & Supervisory Committee Member of the Target Company), and Mr. Akito Takahashi (outside expert and attorney; he has been involved in corporate and other legal matters for many years, and the Target Company selected him to serve as a member of the Special Committee as an external expert with extensive professional experience and the knowledge developed throughout his career) (The members of the Special Committee have not been changed since its establishment. With respect to remuneration of the members of the Special Committee, Mr. Sumito Togo and Mr. Sachihiko Fujimoto, the independent outside directors, shall receive a fixed remuneration for their services, regardless of the content of the Report, and Mr. Akito Takahashi, the outside expert, shall receive remuneration obtained by multiplying the hours worked by his hourly rate, regardless of whether the Transaction is successfully completed. Neither form of remuneration includes a performance fee.), consulted with the Special Committee on the Consultation Matters and requested the Special Committee to submit the Report.

Also, as stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy after the Tender Offer” above, the Target Company established the Special Committee by resolution at a meeting of the board of directors held on September 24, 2024, and consulted with the Special Committee on the Consultation Matters. Furthermore, in establishing the Special Committee, the Target Company’s board of directors resolved that (i) the decisions of the Target Company’s board of directors regarding the implementation of the Transaction will be made with the utmost respect for the judgments made by the Special Committee, and (ii) if the Special Committee determines that the implementation or the terms and conditions of the Transaction are not appropriate, the Target Company’s board of directors will not approve the Transaction. In addition, the Target Company’s board of directors resolved that the Target Company will authorize the Special Committee to: (i) if the Special Committee deems necessary, in considering the Consultation Matters, appoint its advisors such as a financial advisor or a legal advisor (the cost will be borne by the Target Company) or approve the advisors of the Target Company; (ii) receive from the Target Company’s officers and employees and such other persons as the Special Committee deems necessary all information necessary to consider and make judgments concerning the Transaction; and (iii) if the Special Committee deems necessary, discuss and negotiate the terms and conditions of the Transactions with the Tender Offeror.

At the above-mentioned Target Company’s board of directors meeting, among the nine directors of the Target Company, Mr. Shibayama intended to enter into the Tender Agreement with the Tender Offeror, Mr. Hideto Ito (“Mr. Ito”) concurrently serve as an executive officer of MUFG, and Mr. Akira Enomoto (“Mr. Enomoto”) is from the MUFG Group (Note 11). Therefore, from the viewpoint of eliminating the potential effect of the issues of structural conflict of interest and information asymmetry related to the Transaction to the extent possible, six directors excluding these three directors (Mr. Shibayama, Mr. Ito, and Mr. Enomoto (collectively, the “Directors with Special Conflicts of Interest”)) deliberated and unanimously adopted the above resolution.

(Note 11)

Mr. Enomoto worked at MUFG Bank, Ltd. until June 2010. Also, Mr. Enomoto served as an outside corporate auditor. of MST Insurance Service Co., Ltd., a member of MUFG Group, from June 2020 to June 2024.

(ii)	Background of consideration

The Special Committee held a total of 12 meetings for a total of approximately 10 hours during the period from September 24, 2024 to November 28, 2024. In addition, the members of the Special Committee carefully discuss and consider the Consultation Matters by, among other things, reporting to and exchanging information with the other members and deliberating and making decisions by e-mail or telephone from time to time as necessary.

Specifically, considering that both Daiwa Securities, which the Target Company appointed as its financial advisor and third-party valuator, and Anderson Mori & Tomotsune, which the Target Company appointed as its legal advisor, have sufficient expertise and are independent of and have no material interest in either the MUFG Group and the Target Company, the Special Committee first approved the appointment of Daiwa Securities and Anderson Mori & Tomotsune, and then confirmed that it would receive professional advice from Daiwa Securities and Anderson Mori & Tomotsune when necessary. Also, the Special Committee determined to appoint Yamada Consulting as a third-party valuator dedicated to the Special Committee because Yamada Consulting has sufficient expertise and is independent of, and has no material interest in both the MUFG Group and the Target Company.

The Special Committee then considered measures to be taken to ensure the fairness of the procedures in the Transaction based on the opinions heard from Anderson Mori & Tomotsune.

The Special Committee and the Target Company delivered to the Tender Offeror written questions regarding the background and purpose of the implementation of the Transaction, the Target Company’s growth strategy and policies after the implementation of the Transaction, the treatment after the implementation of the Transaction, the structure, procedures, and terms and conditions of the Transaction, and other matters. The Special Committee received an explanation directly from, and held a question-and-answer session with, the Tender Offeror regarding these matters.

In addition, the Special Committee received explanations from the Target Company of the details and the background of preparation of the business plan prepared by the Target Company and confirmed its reasonableness after holding a question-and-answer session. Thereafter, as described in “(D) Procurement by the Target Company of a Share Valuation Report from an Independent Financial Advisor and Third-party Appraiser” and “(E) Procurement by the Special Committee of a Share Valuation Report from an Independent Third-party Appraiser,” Daiwa Securities and Yamada Consulting calculated the value of the Target Company Shares based on the contents of the business plan prepared by the Target Company. The Special Committee received explanations from Daiwa Securities and Yamada Consulting regarding the valuation methods they used to calculate the value of the Target Company Shares and other matters, and confirmed the reasonableness of these matters through a question-and-answer session and through deliberation and consideration.

In addition, the Special Committee received reports from the Target Company and Daiwa Securities on negotiations between the Target Company and the Tender Offeror from time to time, and deliberated and considered them, and provided necessary opinions on the Target Company’s negotiation policy, as appropriate.

(iii)	Determinations

Based on the above, the Special Committee carefully discussed and considered the Consultation Matters. As a result, on November 28, 2024, the Special Committee submitted to the Target Company’s board of directors the report (the “Report”), the contents of which are summarized below, with the unanimous consent of all members.

i. Content of the Report

(A)	The purpose of the Transaction is deemed reasonable. (The Transaction will contribute to the enhancement of the corporate value of the Target Company.)

(B)	The fairness of the procedures in the Transaction is deemed to have been ensured.

(C)	The appropriateness of the terms and conditions of the Transaction (including the Tender Offer Price) are deemed to have been ensured.

(D)	Based on (A) through (C) above, the determination to implement the Transaction is not deemed to be disadvantageous to the minority shareholders of the Target Company.

(E)

Based on (A) through (D) above, it is currently deemed appropriate for the Target Company’s board of directors to resolve to express an opinion in favor of the Tender Offer and to express its opinion recommending that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer. (Namely, the resolution at the Target Company’s board of directors to (i) express an opinion in favor of the Tender Offer and to express its opinion recommending that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer and (ii) carry out the Squeeze-out Process by way of the Share Cash-out Demand or share consolidation after the Tender Offer is not disadvantageous to the minority shareholders of the Target Company.)

ii. Reason for the Report

(A)	Reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to enhance the corporate value of the Target Company)

•

“(a) Purpose, necessity, and background circumstances of the Transaction” and “(b) Benefits of the Transaction to be effected through the Tender Offer” as explained by the Target Company and the Tender Offeror as described in “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy after the Tender Offer” in “(1) Outline of the Tender Offer” above are considered to be specific and based on the Target Company’s current business and business conditions.

•

With respect to (a) above, the relationship between the Tender Offeror and the Target Company in recent years is considered to be reasonable as a partnership and collaboration between the two companies that is consistent with the direction that the Tender Offeror and MUFG are aiming for as described above, and the Target Company’s main business activities, namely, provision by the Target Company of its robo-advisor “WealthNavi,” a fully automated wealth management service to build and maintain a long-term, globally diversified investment portfolio for more comfortable retirement of the working families online, with the mission of “Helping working families build wealth.”

•

Also with respect to (a) above, the Tender Offeror’s evaluation of the features and strengths of the Target Company’s business as described in “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy after the Tender Offer” above is considered to be reasonable and appropriate based on the Target Company’s past efforts and the specific business activities envisioned in the future.

•

In light of these circumstances, in August 2024, the Tender Offeror has determined that the development and provision of services, including MAP, can be accelerated and enhanced by building a stronger and more integrated relationship with the Target Company and more closely complementing and effectively utilizing the management resources and expertise of both companies, and the Tender Offeror has proposed the Transaction, including the Tender Offer. On the other hand, upon receipt of such proposal from the Tender Offeror, the Target Company concluded that to maintain and strengthen the competitiveness of its existing robo-advisor services, including “Robo-NISA,” and to accelerate the growth of the MAP business, it is important to enhance collaboration with the Tender Offeror and its group, promoting business operations in closer alignment rather than relying solely on the Target Company’s own resources. Regarding the timing of privatization, the Target Company concluded that in the midst of significant changes in the business environment surrounding the Target Company, the current timing is optimal to continue being a financial institution chosen by customers, to provide services with higher satisfaction to our customers, and to achieve the mission of “Helping working families build wealth.” These determinations and decisions by the two companies are considered to be necessary and reasonable as a response in the financial industry, where the business environment changes rapidly.

•

With respect to (b) above, the assumed synergies (synergies expected from the Transaction) currently presented to the Target Company by the Tender Offeror are “(i) Accelerated development of MAP and enriched user experience (UI/UX)” “(ii) Expanded asset management capabilities and higher name recognition through utilization of the MUFG brand,” “(iii) Enhanced online securities strategy through the mutual exchange of expertise with au Kabucom Securities,” and “(iv) Application of the management methods and expertise of the Target Company,” the specific details of which are described in “(A) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer” and “(C) Management Policy After the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer” above. All of the above are considered to be consistent with the market environment and the characteristics and strengths of the Target Company’s business in the financial industry as currently recognized by the Tender Offeror and the Target Company, as well as the matters on which the Tender Offeror is considering further efforts in the future. Accordingly, the content of the proposal from the Tender Offeror is considered to be reasonable.

•

In addition, also with respect to (b) above, based on the synergies currently presented to the Target Company by the Tender Offeror in (i) through (iv) above, and after further consideration by the Target Company, the following items have been identified as synergies (i.e., measures to be taken) that the Target Company aims to realize after the Transaction: “(a) Accelerating the promotion of robo-advisor services including “Robo-NISA,” “(b) Strengthening collaboration in MAP business,” and “(c) Leveraging management resources to provide new value in the digital retail domain.” Same as above, the specific details of them are described in “(B) Decision-Making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer” above. First, with respect to (i) above, it is considered to be a realistic and effective response in that it aims to expand the Target Company’s customer base by utilizing the resources of the Tender Offeror and the MUFG Group, and also aims to continue working with the Target Company’s existing collaborative partners to facilitate the deeper the penetration of the Target Company’s products into their respective customer bases. With respect to (ii) above, in particular, by becoming a wholly-owned subsidiary of the Tender Offeror, the Target Company will be able to enhance the mutual use of resources including talents and product offerings between the two companies in the planning and development of MAP, which will serve as a core function in the strategy for tailored proposals pursued by the MUFG Group, which includes the Tender Offeror, and expectations for accelerated business growth in the Target Company are considered to be realistic. Further, with respect to (iii) above, the Target Company’s delisting would enable more medium- to long-term-focused strategic investment and management decisions and, in addition, some of the savings from the elimination of cost of maintaining listing could be redirected to talent recruitment and development. If the Target Company were to execute strategic investments while maintaining its listing, there is a risk that the Target Company’s financial condition and performance could deteriorate in the short term, and the Target Company’s share value could be damaged without sufficient appreciation from the capital market. The fact that the Target Company will become a wholly-owned subsidiary of the Tender Offeror and the Target Company Shares will be taken private through the Transaction, which is currently planned, is considered to be a reasonable response to promote the Target Company’s growth strategy by enabling faster decision-making, without being bound by the potential impact on the share price of prior temporary expenses or short-term deterioration in business performance.

29

•

In addition, disadvantages of taking the Target Company private in connection with the Transaction generally include concerns that the loss of the Target Company’s status as a listed company may (i) make it impossible for the Target Company to raise funds in the capital markets and (ii) affect the Target Company’s name recognition, credibility, and ability to attract talent that the Target Company has enjoyed as a publicly listed company. However, with respect to (i) above, considering the Target Company’s current financial condition and the recent low-interest environment in indirect financing, no immediate need for equity financing is expected for the foreseeable future. Furthermore, with respect to (ii) above, the Target Company’s brand recognition and social credibility, which are important for talent acquisition, are largely acquired and maintained through its business activities, meaning that becoming non-public would not necessarily result in a loss of brand strength or similar attributes and the necessity of maintaining the Target Company’s public listing is limited. In light of these circumstances, it is reasonable to conclude that the disadvantages of taking the Target Company private (becoming a wholly owned subsidiary) are limited.

(B)	Fairness of the procedures related to the Transaction

•

In considering its response to the Transaction, the Target Company has established the Special Committee that is independent of both the Target Company and the Tender Offeror, in order to eliminate the Tender Offeror’s influence on the Target Company’s review and decision-making process.

•

Two of the three members of the Special Committee are independent outside Directors of the Target Company, and the remaining member is an outside expert who is an attorney-at-law (a so-called external intellectual).

•	In addition, one of the said independent outside Directors has been elected by mutual vote from among the members of the Special Committee to serve as the chairperson of the Special Committee.

•

In considering its response to the Transaction, the Target Company requested Daiwa Securities, a third-party valuator independent of both the Target Company and the Tender Offeror, to calculate the value of the Target Company Shares to ensure the fairness of the Tender Offer, in particular the Tender Offer Price, and has received its share valuation report. The Target Company has also received the necessary explanation from the Special Committee regarding the above-mentioned independence of Daiwa Securities and has confirmed its independence.

•

In addition, the Target Company has appointed Anderson Mori & Tomotsune as its legal advisor which is independent of both the Target Company and the Tender Offeror, to obtain legal advice regarding the Transaction. The Target Company has also received the necessary explanation from the Special Committee regarding the above-mentioned independence of Anderson Mori & Tomotsune and has confirmed its independence.

•

Furthermore, the Special Committee requested Yamada Consulting, a third-party valuator independent of both the Target Company and the Tender Offeror, to calculate the value of the Target Company Shares to confirm the fairness of the terms of the Tender Offer, in particular the Tender Offer Price, and has received its share valuation report. The Special Committee has also received the necessary explanation from the Special Committee regarding the above-mentioned independence of Yamada Consulting and has confirmed its independence.

•

While the Transaction, including the Squeeze-out Process, is to be implemented with the Tender Offeror, the Target Company is not a consolidated subsidiary of the Tender Offeror, the Tender Offer does not constitute a tender offer by a controlling shareholder, and it is not intended that all or part of the management of the Target Company will directly or indirectly invest in the Tender Offeror, and the Transaction, including the Tender Offer, does not constitute a so-called management buyout (MBO) transaction. On the other hand, there is a possibility that so-called structural and typical conflict of interest may arise because (i) the Tender Offeror holds a certain number of shares of the Target Company Shares and accounts for the Target Company as an equity method affiliate, (ii) some officers of the Target Company concurrently serve as officers or employees of the MUFG Group, to which the Tender Offeror belongs, and (iii) the Tender Offeror has entered into the Tender Agreement with Mr. Kazuhisa Shibayama, the Representative Director and CEO and largest shareholder of the Target Company, regarding his shares of the Target Company Shares. However, it can be said that the Target Company has requested the Tender Offeror to propose transaction terms that give due consideration to the interests of the Target Company’s minority shareholders from an early stage of the consultation process, recognizing the need to ensure the appropriateness and fairness of the terms of the Transaction more carefully under the above system.

•

Regarding the policy of discussion and negotiation between the Target Company and the Tender Offeror, the Target Company and Daiwa Securities, the Target Company’s financial advisor, explained such policy to the Special Committee, and the negotiations with the Tender Offeror were conducted under the said negotiation policy that was confirmed by the Special Committee.

•

The specific circumstances of the discussions and negotiations between the Target Company and the Tender Offeror have also been reported to the Special Committee in a timely manner, and in particular, at the stage of the discussions and negotiations regarding the Tender Offer Price, the Special Committee expressed its opinions to the Target Company and Daiwa Securities, based on the content of such reports, the Target Company’s financial advisor, and made recommendations and requests as deemed necessary. Thus, a system was established to allow the Special Committee to be substantially involved in the negotiation process for the terms of the Tender Offer, in particular the Tender Offer Price.

•

The Target Company then conducted a general review of the circumstances, such as the appropriateness, fairness, and practicability of the terms, and after holding several discussions with the Tender Offeror, reviewed the appropriateness of the Tender Offer Price, and the two parties made final adjustment to the price that was scheduled to be resolved at the board of directors meeting of the Target Company.

•

Subsequently, the Target Company and the Tender Offeror reached an agreement on the terms of the Transaction, including the Tender Offer Price, and such price agreed by the Target Company was determined as the Tender Offer Price to be resolved at the Target Company’s board of directors meeting.

•

Moreover, the Target Company plans to make early and detailed disclosures and explanations regarding so-called two-step acquisition and other relevant matters, so it can be said that the Target Company is working to ensure that its shareholders have the opportunity to make proper decision. In addition, the various disclosure documents that the Tender Offeror and the Target Company plan to prepare and publish will contain information that is deemed necessary and appropriate for the Target Company’s shareholders (in particular minority shareholders) to assess the appropriateness of each of the terms of the Transaction, including the Tender Offer.

•

The Target Company’s directors who are considered to have a conflict of interest did not participate in the Target Company’s review of the Transaction and are not scheduled to participate in the deliberations and resolutions of the board of directors regarding the Transaction to be held in the future. Thus, it can be said that the Target Company is working to eliminate arbitrariness in the decision-making process.

•

In the Tender Offer, a minimum number of shares to be purchased is expected to be set as described in the latest draft of the Target Company’s press release regarding the Tender Offer, and this minimum threshold is reportedly higher than the threshold of the so-called “majority of minority” condition. In this regard, due to this minimum threshold, if the number of shares tendered in the Tender Offer is insufficient, the purchase of the Target Company Shares through the Tender Offer will not proceed, and this aspect can be considered as a measure that seeks to respect the intentions of the Target Company’s minority shareholders (i.e., general shareholders) as much as possible.

•

In the Tender Offer, the tender offer period is expected to be set at 30 business days, which is longer than the statutory minimum period of 20 business days. This is intended to provide the Target Company’s shareholders and Stock Acquisition Right Holders with sufficient time to make an appropriate decision regarding their participation in the Tender Offer while ensuring that it does not prevent opportunities for competing offers or similar countermeasures by parties other than the Tender Offeror. Therefore, it is considered that there are no particularly unreasonable circumstances from the perspective of the so-called market check. Furthermore, regarding the so-called proactive market check, which involves investigating and considering the presence of potential acquirers in the market, it is considered that implementing such measures is not necessarily practical due to considerations such as information management. Accordingly, it is believed that in this case as well, the mere fact that such measures have not been implemented does not necessarily result in an unreasonable situation concerning the market check.

•

In the Transaction, a so-called “two-step acquisition” procedure is planned to privatize the Target Company Shares (currently, depending on the outcome of the Tender Offer, either a Share Cash-out Demand or a Share Consolidation is planned to be implemented). As a provision under the Companies Act aimed at protecting the rights of minority shareholders (general shareholders) in connection with a Share Cash-out Demand, minority shareholders may file a petition with the court to determine the purchase price of their shares. Furthermore, as a provision under the Companies Act aimed at protecting the rights of minority shareholders (general shareholders) in connection with a Share Consolidation, under certain conditions, shareholders of the Target Company may request the Target Company to purchase all fractional shares from their holdings of common stock amounting to less than one share at a fair price and may also file a petition with the court to determine the price of the Target Company’s common stock. If such a petition is filed, the purchase price will ultimately be determined by the court, which allows the Target Company’s minority shareholders (general shareholders) to secure their economic interests through these procedures.

•

As described above, regarding various aspects such as ensuring objective conditions for securing the fairness of the terms of the Squeeze-out Process, it is believed that specific measures have been taken, and it is considered that sufficient consideration has been given to protecting the interests of the Target Company’s shareholders through fair procedures.

(C)	The appropriateness of the terms and conditions of the Transaction (including the Tender Offer Price)

•

To ensure the fairness and appropriateness of the Tender Offer Price, in particular, the Target Company appointed Daiwa Securities as an independent third-party valuator to evaluate the Target Company Shares. The Target Company obtained the Share Valuation Report (Daiwa Securities) from Daiwa Securities and referenced it when considering and determining the fairness and appropriateness.

•

The valuation method employed in the valuation process leading to the conclusion in the Share Valuation Report (Daiwa Securities) prepared by Daiwa Securities is considered common and reasonable in light of prevailing practices.

•

The details of the valuation mentioned above are also considered appropriate in light of prevailing practices. In addition, based on the explanations provided to the Special Committee by the Target Company and Daiwa Securities regarding the content of the Target Company’s business plan, which serves as the basis for the valuation, the Special Committee reviewed the background of the business plan’s preparation and the Target Company’s current state. The Special Committee assessed the reasonableness of the business plan from the perspective of whether any aspects appeared unreasonable in this context. As a result, the Special Committee concluded that the business plan is reasonable.

•	Based on the above, the Share Valuation Report (Daiwa Securities) prepared by Daiwa Securities is considered free of any particularly unreasonable aspects or significant issues.

•

Additionally, the Target Company has generally assessed the necessity and benefits of the Transaction, its impact on the Target Company’s future business, and other relevant factors, by referencing the Share Valuation Report (Daiwa Securities), and has considered the Tender Offer Price.

•

The Target Company appointed Daiwa Securities as a financial advisor with extensive experience, and conducted multiple negotiations with the Tender Offeror regarding the overall terms and conditions of the Transaction, including the Tender Offer Price.

•

Based on the Share Valuation Report (Daiwa Securities) obtained by the Target Company from Daiwa Securities, the Tender Offer Price agreed upon between the Target Company and the Tender Offeror falls within the range determined by the valuation. Notably, under the valuation using the DCF method, the Tender Offer Price is close to the median of the valuation range.

•

In addition to Daiwa Securities appointed by the Target Company as mentioned above, to ensure the fairness and appropriateness of the terms and conditions of the Tender Offer, particularly the Tender Offer Price, the Special Committee appointed Yamada Consulting as its own independent third-party valuator to evaluate the Target Company Shares. The Special Committee obtained the Share Valuation Report (Yamada Consulting) from Yamada Consulting and referenced it when considering and determining the fairness and appropriateness.

•	The valuation method employed in the valuation process leading to the conclusion in the Share Valuation Report (Yamada Consulting) is considered common and reasonable in light of prevailing practices.

•

The details of the valuation mentioned above are also considered appropriate in light of prevailing practices. In addition, as stated above, based on the explanations provided to the Special Committee by the Target Company and Daiwa Securities regarding the Target Company’s business plan, which serves as the basis for the valuation, the Special Committee reviewed the background of the business plan’s preparation and the Target Company’s current state. The Special Committee assessed the reasonableness of the business plan from the perspective of whether any aspects appeared unreasonable in this context. As a result, the Special Committee concluded that the business plan is reasonable.

•	Based on the above, the Share Valuation Report (Yamada Consulting) is considered free of any particularly unreasonable aspects or significant issues.

•

The Tender Offer Price agreed upon between the Target Company and the Tender Offeror falls within the range determined by the valuation conducted by Yamada Consulting. Notably, under the valuation using the DCF method, the Tender Offer Price is close to the median of the valuation range.

•

The Tender Offer Price represents a premium of approximately 84.31% and approximately 78.24%, approximately 71.65%, and approximately 57.00% over the closing price of the Target Company Shares (1,058 yen) on the date of submission of the Report, as well as over the simple average closing prices for the past one month, three months, and six months (1,094 yen, 1,136 yen, and 1,242 yen, respectively). Based on the actual premiums observed in similar transactions in the past, the level of premiums attached to the Tender Offer Price do not deviate significantly from them and is considered to be appropriately reasonable.

•

The details of the “actual premiums observed in similar transactions in the past,” as mentioned above, are as follows. The Special Committee received explanations from Daiwa Securities, a financial advisor for the Target Company, regarding these details and considered the level of premiums based on them. There were 45 cases of successfully completed TOB transactions aimed at privatizing target companies (transactions in which offerors’ percentage of voting rights held in target companies (including those held by offerors’ specially related parties) was at or above 20% and below 50% at a time prior to the commencement of tender offers). These transactions were announced during the period from June 28, 2019, when the Ministry of Economy, Trade and Industry published the “Fair M&A Guidelines - Enhancing Corporate Value and Securing Shareholders’ Interests -,” to November 2024. The medians of the premiums observed in these transactions were 39.9% on the business day immediately preceding the announcement date, 40.5% for the one month prior, 40.1% for the three months prior, and 40.8% for the six months prior. Since the Tender Offer Price exceeds these medians, it is assessed that the level of premiums attached to the Tender Offer Price are reasonable compared to the market price of the Target Company Shares.

•

The measures taken by the Target Company are considered reasonable and appropriate for ensuring the fairness and appropriateness of the terms and conditions of the Transaction, including the Tender Offer, and in particular, the Tender Offer Price, and for eliminating any arbitrariness in the Target Company’s judgments and decisions regarding them.

•

Furthermore, according to the explanations provided by the Target Company, for the terms and conditions of the Squeeze-out Process, the Target Company intends to base its calculations and decisions on the same price as the Tender Offer Price, unless circumstances in the future require otherwise.

•

In this regard, the Squeeze-out Process is expected to follow the Tender Offer (as part of the “two-step acquisition”). It is considered reasonable for the Target Company to apply the same terms and conditions to both processes, given their proximity in time.

•

In the Tender Offer, the purchase price for the Stock Acquisition Rights is set at the amount obtained by multiplying the difference between the Tender Offer Price and the exercise price per share for the Target Company Shares by the number of the Target Company Shares to be issued for each Stock Acquisition Right, and is therefore calculated based on the Tender Offer Price. Accordingly, the purchase price is considered to offer the Stock Acquisition Rights Holders a reasonable opportunity to sell their Stock Acquisition Rights.

•

The terms and conditions of the Transaction other than the Tender Offer Price, including the maximum and minimum numbers of shares to be purchased, conditions for rescission, and matters concerning “two-step acquisition,” are also considered appropriate, as they do not include any conditions that would be disadvantageous to minority shareholders, such as those that could make the successful completion of the Tender Offer unstable or create coercion.

(D)	Regarding “whether, based on (A) through (C) above, the Transaction is considered not disadvantageous to the minority shareholders of the Target Company”

With respect to the matters other than those discussed in (A) through (C) above, the Special Committee does not see any circumstances under which the decisions regarding the Transaction (including the decision to express an opinion regarding the Tender Offer) would be disadvantageous to the minority shareholders of the Target Company. Accordingly, the Special Committee believes that the decisions regarding the Transaction (including the decision to express an opinion regarding the Tender Offer) are not disadvantageous to the minority shareholders of the Target Company.

(E)

Regarding “whether it is appropriate for the Target Company’s board of directors to express an opinion in favor of the Tender Offer and to resolve to recommend that the shareholders of the Target Company tender their shares in the Tender Offer”

As stated above, based on (A) the reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to enhance the corporate value of the Target Company), (B) the fairness of the procedures related to the Transaction, (C) the appropriateness of the terms and conditions of the Transaction (including the Tender Offer Price), and (D) based on (A) through (C) above, the Transaction is considered not disadvantageous to the minority shareholders of the Target Company, it is currently deemed appropriate for the Target Company’s board of directors to resolve to express an opinion in favor of the Tender Offer and to express its opinion recommending that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer. Accordingly, the resolution at the Target Company’s board of directors to (i) express an opinion in favor of the Tender Offer and to express its opinion recommending that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer and (ii) carry out the Squeeze-out Process by way of the Share Cash-out Demand or share consolidation after the Tender Offer is not disadvantageous to the minority shareholders of the Target Company and the Special Committee does not see any circumstances to the contrary at present.

(C)	Procurement by the Target Company of Advice from an Independent Law Firm

As stated in “(i) Background of establishment of the committee” in “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” above, the Target Company appointed Anderson Mori & Tomotsune as its legal advisor independent of MUFG Group and the Target Company, and has received legal advice from the firm, including advice with respect to the measures to be taken to ensure the fairness of the procedures in the Transaction, the procedures for the Transaction, the method and process of decision-making by the Target Company regarding the Transaction, and other matters.

Anderson Mori & Tomotsune is not a member of MUFG Group or an affiliate of the Target Company and has no material interest in the Transaction, including the Tender Offer. The Special Committee confirmed that there is no issue regarding the independence of Anderson Mori & Tomotsune and approved its appointment as the legal advisor for the Target Company. The fees payable to Anderson Mori & Tomotsune are to be calculated by multiplying the hours worked by their hourly rate, regardless of whether the Transaction is successfully completed, and do not include a performance fee, which is payable subject to the successful completion of the Transaction and other conditions.

(D)	Procurement by the Target Company of a Share Valuation Report from an Independent Financial Advisor and Third-party Appraiser

(i)	Name of the appraiser and its relationship with the Target Company and the Tender Offeror

In expressing its opinion on the Tender Offer, the Target Company selected and appointed Daiwa Securities, a financial advisor and third-party appraiser independent of MUFG Group and the Target Company, to calculate the value of the Target Company Shares in order to ensure fairness in the decision-making process regarding the Tender Offer Price and the Stock Acquisition Right Purchase Price presented by the Tender Offeror, and received the Share Valuation Report (Daiwa Securities) on November28, 2024.

Daiwa Securities is not a related party of MUFG Group or the Target Company and has no material interest in the Transaction. The Special Committee has confirmed that there is no issue regarding the independence of Daiwa Securities and approved its appointment as the financial advisor and third-party valuator for the Target Company. In addition, in light of other measures to ensure fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and to prevent conflict of interest that have been implemented for the Transaction, the Target Company believes that the interests of the Target Company’s general shareholders have been adequately considered. Accordingly, the Target Company has not procured a written opinion regarding the fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price (fairness opinion) from Daiwa Securities.

The fees payable to Daiwa Securities for the Transaction include a performance fee, which is payable subject to the successful completion of the Transaction and other conditions. The Target Company determined that, taking into account the general practice in similar transactions and the appropriateness of the renumeration system that imposes a certain amount of the financial burden on the Target Company even if the Transaction is not successfully completed, the inclusion of the performance fee, which is payable subject to the consummation of the Tender Offer, does not negate Daiwa Securities’ independence, and appointed Daiwa Securities as its financial advisor and third-party appraiser under the remuneration system described above.

(ii)	Overview of valuation

After examining the valuation method to be adopted in the valuation of the Target Company Shares from among several valuation methods, based on the premise that the Target Company is a going concern and the belief that the value of the Target Company Shares should be evaluated from multiple perspectives, Daiwa Securities used the following methods to analyze the value per share of the Target Company Shares: the market share price method, to take the trends of the Target Company’s share price in the market into account; and the DCF Method, to reflect the details and forecasts of the Target Company’s business performance in the valuation, and the Target Company received the Share Valuation Report (Daiwa Securities) from Daiwa Securities on November 28, 2024.

The ranges of the value per share of the Target Company Shares calculated under each of the above methods are as follows:

Market share price method:	From 1,058 yen to 1,242 yen
DCF Method:	From 1,440 yen to 2,491 yen

Under the market share price method, with November 28, 2024 being set as the reference date, the value per share of the Target Company Shares was evaluated to range from 1,058 yen to 1,242 yen based on the closing price of the Target Company Shares on the Growth Market of the TSE as of the reference date of 1,058 yen; the simple average closing price for the most recent one month of 1,094 yen; the simple average closing price for the most recent three months of 1,136 yen; and the simple average closing price for the most recent six months of 1,242 yen.

Under the DCF Method, based on the business plan developed by the Target Company (none of the Directors with Special Conflicts of Interest (as defined in “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest”) and other officers and employees of the Target Company who served as officers or employees of any of the companies in MUFG Group, other than the Target Company, until recently was allowed to be involved in the development of the business plan; the same applies below) and under various assumptions including the revenue forecast and investment plans in the business plan for the five fiscal years from the fiscal year ending December 31, 2024 to the fiscal year ending December 31, 2029, as well as publicly disclosed information, the corporate value and share value of the Target Company were analyzed by discounting the free cash flow expected to be generated by the Target Company from and including the fiscal year ending December 31, 2024 back to the present value using a certain discount rate, and the value per share of the Target Company Shares was calculated to range from 1,440 yen to 2,491 yen.

The business plan developed by the Target Company, which was used by Daiwa Securities for its analysis under the DCF Method, includes fiscal years in which a significant increase in profits is expected. Specifically, under the capital and business alliance with the Tender Offeror, by accelerating the promotion of robo-advisor services and “Robo-NISA,” as well as by providing MAP, which is currently under development and solves customers’ money problems throughout their lives, the customer base is expected to expand by sending customers to the existing robo-advisor business and new businesses such as life insurance and pensions. The Target Company is expecting an operating income of 10,988 million yen (a year-on-year increase of 34.5%) for the fiscal year ending December 2024. Operating revenue is expected to be 1,016 million yen (a year-on-year increase of 137.9%) in the fiscal year ending December 2025; 2,793 million yen (a year-on-year increase of 174.9%) in the fiscal year ending December 2026; 5,511 million yen (a year-on-year increase of 97.3%) in the fiscal year ending December 2027; 9,406 million yen (a year-on-year increase of 70.7%) in the fiscal year ending December 2028; and 13,822 million yen (a year-on-year increase of 46.9%) in the fiscal year ending December 31, 2029. In addition, fiscal years in which significant fluctuations in free cash flow are expected are also included. Specifically, the Target Company is expecting a significant increase overall with a decrease of 1,555 million yen for the fiscal year ending December 2025 and a decrease of 425 million yen for the fiscal year ending December 2026, but an increase of 885 million yen for the fiscal year ending December 2027, an increase of 3,210 million yen in the fiscal year ending December 2028, and an increase of 5,834 million yen in the fiscal year ending December 2029, respectively.

In addition, since the synergies expected to be realized through the implementation of the Transaction were difficult to specifically estimate at this stage, such synergies were not taken into account in the above valuation.

(E)	Procurement by the Special Committee of a Share Valuation Report from an Independent Third-party Appraiser

(i)	Name of the appraiser and its relationship with the Target Company and the Tender Offeror

In considering the Consultation Matters, in order to ensure the fairness of the terms and conditions of the Transaction, including the Tender Offer Price, the Special Committee requested Yamada Consulting, a third-party appraiser independent of the Target Company and MUFG Group, to calculate the value of the Target Company Shares and received the Share Valuation Report (Yamada Consulting) on November 28, 2024.

Yamada Consulting is not a member of the MUFG Group or an affiliate of the Target Company and does not have any person who has a material interest in the Transaction, including the Tender Offer. In addition, the fees payable to Yamada Consulting do not include a performance fee, which is payable subject to the successful completion of the Transaction and other conditions.

(ii)	Overview of valuation

During the course of the Tender Offer, after examining the valuation method to be adopted in the valuation of the Target Company Shares from among several valuation methods, based on the premise that the Target Company is a going concern and the belief that the value of the shares of the Target Company should be evaluated from multiple perspectives, Yamada Consulting used the following methods to evaluate the Target Company Shares: the market share price method, as shares of the Target Company Shares are listed on the Growth Market of the TSE; and the DCF Method to reflect the situation of future business activities in the valuation, and the Special Committee received the Share Valuation Report (Yamada Consulting) from Yamada Consulting on November 28, 2024.

The ranges of the value per share of the Target Company Shares evaluated under each of the above methods are as follows:

Market share price method:	From 1,058 yen to 1,242 yen
DCF Method:	From 1,587 yen to 2,165 yen

Under the market share price method, with November 28, 2024 being set as the reference date, the value per share of the Target Company Shares was evaluated to range from 1,058 yen to 1,242 yen based on the closing price of the Target Company Shares on the

Growth Market of the TSE as of the reference date of 1,058 yen; the simple average closing price for the most recent one month of 1,094 yen; the simple average closing price for the most recent three months of 1,136 yen; and the simple average closing price for the most recent six months of 1,242 yen.

Under the DCF Method, based on the business plan developed by the Target Company and the Target Company’s financial projections taking into account various assumptions including publicly disclosed information, the corporate value and share value of the Target Company were evaluated by discounting the free cash flow expected to be generated by the Target Company from and including the fiscal year ending December 31, 2025 back to the present value using a certain discount rate, and the value per share of the Target Company Shares was evaluated to range from 1,587 yen to 2,165.

The business plan developed by the Target Company, which was used by Yamada Consulting for its analysis under the DCF Method, includes fiscal years in which a significant increase in profits is expected. Specifically, under the Capital and Business Alliance with the Tender Offeror, by accelerating the promotion of robo-advisor services and “Robo-NISA,” as well as by providing MAP, which is currently under development and solves customers’ money problems throughout their lives, the customer base is expected to expand by sending customers to the existing robo-advisor business and new businesses such as life insurance and pensions. The Target Company is expecting operating income of 10,988 million yen (a year-on-year increase of 34.5%) for the fiscal year ending December 2024. Operating revenue is expected to be 1,016 million yen (a year-on-year increase of 137.9%) in the fiscal year ending December 2025, 2,793 million yen (a year-on-year increase of 174.9%) in the fiscal year ending December 2026, 5,511 million yen (a year-on-year increase of 97.3%) in the fiscal year ending December 2027, 9,406 million yen (a year-on-year increase of 70.7%) in the fiscal year ending December 2028, and 13,822 million yen (a year-on-year increase of 46.9%) in the fiscal year ending December 31, 2029. In addition, fiscal years in which significant fluctuations in free cash flow are expected are also included. Specifically, the Target Company is expecting a significant increase overall with a decrease of 3,562 million yen for the fiscal year ending December 2025, a decrease of 857 million yen for the fiscal year ending December 2026, an increase of 430 million yen for the fiscal year ending December 2027, an increase of 1,737 million yen in the fiscal year ending December 2028, and an increase of 3,990 million yen in the fiscal year ending December 2029.

In addition, since the synergies expected to be realized through the implementation of the Transaction were difficult to specifically estimate at this stage, such synergies were not taken into account in the above valuation. Such financial projections are based on the business plan developed by the Target Company, and Yamada Consulting conducted multiple interviews with the Target Company in analyzing and reviewing the content of the Target Company’s business plan. In addition, as described in “(B) Establishment by the Target Company of an Independent Special Committee and Procurement of a Written Report from the Committee” above, the Special Committee has confirmed the reasonableness of the substance and the process of preparation of the Target Company’s business plan.

(Note)  In preparing the Share Valuation Report (Yamada Consulting), Yamada Consulting assumed that all materials and information on which it is based were accurate and complete, did not independently verify their accuracy and completeness, has no obligation or responsibility to do so, and assumed that the Target Company is not aware of any facts or circumstances that would render the information provided to Yamada Consulting inaccurate or misleading. Yamada Consulting also did not conduct any independent valuation, appraisal, or assessment of the assets and liabilities of the Target Company and its affiliates nor did it request a third party institution to conduct a valuation, appraisal, or assessment. If problems with the accuracy and completeness of these materials and information are identified, the valuation results may differ materially. In addition, Yamada Consulting assumed that there are no claims and liabilities relating to undisclosed lawsuits, disputes, environment, tax, or other matters, and other contingent and off-balance sheet liabilities concerning the Target Company and its affiliates, or any other facts that could materially affect the Share Valuation Report (Yamada Consulting). Yamada Consulting assumed that the business plan and other information used by it in the Share Valuation Report (Yamada Consulting) have been prepared in a reasonable and appropriate manner by the Target Company based on the best forecast and judgment available as at the reference date. In addition, where Yamada Consulting has conducted its analysis in the Share Valuation Report (Yamada Consulting) on the basis of assumptions based on the materials and information provided to it, Yamada Consulting assumed that the materials, information, and assumptions provided to it are accurate and reasonable. Yamada Consulting did not independently verify the accuracy, validity, and feasibility of these assumptions, and has no obligation or responsibility to do so. The valuation results of Yamada Consulting were submitted by Yamada Consulting at the request of the Special Committee for the sole purpose of contributing to the Special Committee’s consideration of the Consultation Matters as a reference, and Yamada Consulting does not intend to use the valuation results to express an opinion on the fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price.

(F)	Establishment of an Independent Review System in the Target Company

The Target Company established a system within the Target Company to consider, negotiate, and make judgments concerning the Transaction in a position independent of the Tender Offeror. Specifically, in the negotiation process between the Target Company and the Tender Offeror regarding the terms and conditions of the Transaction, including the Tender Offer Price, and in the preparation of business projections that serve as a basis for evaluating the Target Company Shares, after the Target Company received an initial offer from the Tender Offeror in early September 2024 to commence the consideration of making the Target Company its wholly-owned subsidiary, the Target Company has excluded the Directors with Special Conflicts of Interest, along with other officers and employees of the Target Company who served as officers or employees of MUFG Group companies (excluding the Target Company) until recently, from the Target Company’s system for considering the Transaction to eliminate issues of structural conflict of interest.

Specifically, the following subcommittees have been established by the Tender Offeror and the Target Company to consider the Transaction: the synergies subcommittee, which is responsible for preparing a business plan that considers potential synergies resulting from making the Target Company a wholly-owned subsidiary of the Tender Offeror; the product risk and cyber subcommittee, which is tasked with verifying procedures and checkpoints for new product launches and customer experience (UI/UX) improvements, discussing responsive measures, and verifying standards for cyber and information security; and the industry laws and authority relations subcommittee, which focuses on confirming legal requirements and matters to be reviewed, from organizational and operational perspectives, arising from the process of making the Target Company a wholly-owned subsidiary of the Tender Offeror through the Transaction.

Among the subcommittees, officers and employees of the Target Company who currently also serve as officers or employees of other MUFG Group companies, including Messrs. Ito and Enomoto, as well as those officers and employees of the Target Company who also served as officers or employees of other MUFG Group companies until recently, have not been participating in the synergies subcommittee. Additionally, Mr. Shibayama, who will enter into the Tender Agreement with the Tender Offeror and may have a potential conflict of interest with the Target Company regarding the Transaction, has also not been participating in the synergies subcommittee.

On the other hand, Mr. Shibayama has been participating in the product risk and cyber subcommittee. While he has not been directly participating in the industry laws and authority relations subcommittee, he has been involved in internal discussions and decision-making related to the industry laws and authority relations subcommittee. Although Mr. Shibayama will enter into the Tender Agreement with the Tender Offeror as stated above, the Target Company has decided to allow his participation in the product risk and cyber subcommittee, and in the internal discussions and decision-making related to the industry laws and authority relations subcommittee. This decision is based on the following considerations: Mr. Shibayama currently serves as the Target Company’s representative director, and his involvement is indispensable and irreplaceable in the consideration of the Target Company’s management strategy and other matters after the implementation of the Transaction; and the issues addressed by the product risk and cyber subcommittee and the industry laws and authority relations subcommittee are such that issues of structural conflict of interest have typologically minor impact on the interests of the general shareholders.

To ensure the fairness of Mr. Shibayama’s participation, the Target Company will properly report his participation to the Special Committee in a timely manner, providing reports on discussions held in the product risk and cyber subcommittee, as well as internal discussions and decision-making related to the industry laws and authority relations subcommittee. If the Special Committee determines that Mr. Shibayama’s participation raises or is likely to raise fairness concerns, it will recommend that the Target Company cease or rectify his participation. The Target Company has been properly providing such reports in a timely manner, and the Special Committee has not made any recommendation for the Target Company to cease or rectify his participation.

According to the Target Company, Messrs. Ito and Enomoto have not participated in either the product risk and cyber subcommittee or the industry laws and authority relations subcommittee.

(G)	Unanimous Approval of All Disinterested Directors (including All Disinterested Members of the Audit & Supervisory Committee) of the Target Company

In the Tender Offer, as stated in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer” above, based on the legal advice from Anderson Mori & Tomotsune, the financial advice from Daiwa Securities, the content of the Share Valuation Report (Daiwa Securities), and the content of the Share Valuation Report (Yamada Consulting) submitted through the Special Committee, the Target Company carefully discussed and considered whether the corporate value of the Target Company will increase through the Transaction, including the Tender Offer, and whether the terms and conditions of the Transaction, including the Tender Offer Price, are reasonable, with the utmost respect for the judgments made by the Special Committee as outlined in the Report.

As a result, as described in “(B) Decision-making Process Leading to and Reasons for the Target Company’s Opinion in Favor of the Tender Offer” in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer” above, the Target Company has determined that the corporate value of the Target Company will increase through the Transaction and that the terms and conditions of the Transaction, including the Tender Offer Price, are reasonable, and, at its board of directors meeting held today, with the unanimous approval of all directors (including Audit & Supervisory Committee Members) of the Target Company participating in the deliberation and resolution (unanimous approval of six directors of the Target Company excluding the Directors with Special Conflicts of Interest), resolved that the Target Company will express its opinion in favor of the Tender Offer and will recommend that its shareholders and Stock Acquisition Right Holders tender their shares of the Target Company Shares and Stock Acquisition Rights in the Tender Offer.

Among the nine directors of the Target Company, Mr. Shibayama is expected to enter into the Tender Agreement with the Tender Offeror, Mr. Ito also serves as an executive officer of MUFG, and Mr. Enomoto is from MUFG Group. Accordingly, at the above-mentioned Target Company’s board of directors meeting, the six directors of the Target Company excluding these three directors (that is, the Directors with Special Conflicts of Interest) deliberated and unanimously adopted the above resolution from the viewpoint of eliminating, to the maximum extent, the possibility of being affected by the issues of structural conflict of interest and information asymmetry associated with the Transaction.

(H)	Measures to Ensure Opportunities for Purchase from Other Tender Offerors

The Tender Offeror has set the Tender Offer Period at 30 business days, which is longer than the minimum period of 20 business days set forth in laws and regulations. By setting the Tender Offer Period at a relatively long period, the Tender Offeror has ensured that the shareholders of the Target Company and the Stock Acquisition Right Holders have been provided with an opportunity to make an appropriate decision on whether or not to tender their shares in response to the Tender Offer, and by that the Tender Offeror intends to ensure the fairness of both the Target Offer Price and the Stock Acquisition Right Purchase Price.

(I)	Setting the Minimum Number of Shares to be Purchased Exceeding the Majority of Minority

The Tender Offeror has set the minimum number of share certificates, etc. to be purchased in the Tender Offer at 30,988,100 shares (ownership ratio: 51.46%) and will not purchase any of the Tendered Share Certificates, Etc. if the total number of the Tendered Share Certificates, Etc. is less than the minimum number of share certificates, etc. to be purchased (30,988,100 shares). The minimum number of share certificates, etc. to be purchased (30,988,100 shares; ownership ratio: 51.46%) exceeds the number of shares (30,672,686 shares; ownership ratio: 50.93%) obtained by (i) deducting the number of the Target Company Shares held by the Tender Offeror (9,110,000 shares) and the number of the Target Company Shares held by Mr. Shibayama (10,268,833 shares), who has executed the Tender Agreement with the Tender Offeror, from the Total Number of Shares After Considering Target Company Potential Shares (60,221,736 shares) and (ii) dividing the difference (40,842,903 shares) by 2 (20,421,452 shares (rounded up to the nearest whole number); ownership ratio: 33.91%; which is equivalent to the majority of the number of the Target Company Shares held by the shareholders of the Target Company who do not have a material interest in the Tender Offeror (the so-called “majority of minority”)) and (iii) adding the Tendered Shares (10,251,234 shares).

In this way, if the Tender Offeror cannot obtain the approval of the majority of shareholders of the Target Company who do not have a material interest in the Tender Offeror, then to respect the wishes of the general shareholders of the Target Company, the Tender Offeror will not conduct the Transaction, including the Tender Offer.

(J)	Elimination of Coercive Pressure

As stated in “(4) Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”)” below, the Tender Offeror has ensured an opportunity for the Target Company’s shareholders and Stock Acquisition Right Holders to make an appropriate decision on whether or not to tender their shares in the Tender Offer and has given consideration to avoid placing coercive pressure on the Target Company’s shareholders by (i) employing methods to ensure the right of the Target Company’s shareholders and Stock Acquisition Right Holders to request the purchase of shares or determination of the price of shares, wherein depending on the number of shares acquired by the Tender Offeror through the successful completion of the Tender Offer, the Tender Offeror, promptly after the completion of the settlement of the Tender Offer, either will make the Demand for Sale of Shares (as defined below) with respect to all of the Target Company Shares (excluding the Target Company Shares held by the Tender Offeror and treasury shares held by the Target Company) and all of the Stock Acquisition Rights (excluding the Stock Acquisition Rights held by the Tender Offeror) or for the Target Company to convene the Extraordinary Shareholders’ Meeting (as defined below) at which the agenda items will include proposals for a share consolidation and a partial amendment to the Target Company’s articles of incorporation to abolish the provisions on share units on the condition that the share consolidation takes effect, and (ii) clarifying that the amount of money to be delivered to the Target Company’s shareholders and Stock Acquisition Right Holders as consideration in the Demand for Sale of Shares or the share consolidation will be calculated to be equal to the price obtained by multiplying the Tender Offer Price by the number of the Target Company Shares held by those shareholders (excluding the Tender Offeror and the Target Company) or the price obtained by multiplying the Stock Acquisition Right Purchase Price by the number of the Stock Acquisition Rights held by those Stock Acquisition Right Holders (excluding the Tender Offeror).

(4)	Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”)

As stated in “(1) Outline of the Tender Offer” above, if the Tender Offeror is unable to acquire all of the Target Company Shares (including the Target Company Shares to be delivered upon the exercise for the execution of the Stock Acquisition Rights, but excluding the Target Company Shares held by the Tender Offeror and the treasury shares held by the Target Company) and all of the Stock Acquisition Rights through the Tender Offer, after the successful completion of the Tender Offer, the Tender Offeror intends to carry out the Squeeze-Out Process in order to make the Tender Offeror the sole shareholder of the Target Company by the following methods.

(A)	Demand for Sale of Shares

If, after the successful completion of the Tender Offer, the total number of voting rights of the Target Company held by the Tender Offeror becomes 90% or more of the voting rights of all shareholders of the Target Company, and the Tender Offeror becomes a special controlling shareholder as prescribed in Article 179, Paragraph 1 of the Companies Act, then the Tender Offeror will, promptly after the completion of the settlement of the Tender Offer, pursuant to the provisions of Part II, Chapter II, Section 4-2 of the Companies Act, request all of the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) (the “Selling Shareholders”) to sell all of the Target Company Shares that they hold (the “Demand for Sale of Shares”) and will request all of the Stock Acquisition Right Holders (excluding the Tender Offeror) (the “Selling Stock Acquisition Right Holders”) to sell all of the Stock Acquisition Rights that they hold (the “Demand for Sale of Stock Acquisition Rights”; and together with the Demand for Sale of Shares, the “Demand for Sale of Shares, Etc.”). The Tender Offeror plans to set forth that it will deliver the amount equivalent to the Tender Offer Price to the Selling Shareholders as the price per Target Company Share in the Demand for Sale of Shares and that it will deliver the amount equivalent to the Stock Acquisition Right Purchase Price to the Selling Stock Acquisition Right Holders of the Target Company as the price per Share Acquisition Right in the Demand for Sale of Stock Acquisition Rights. In such a case, the Tender Offeror will notify the Target Company of such Demand for Sale of Shares, Etc. and will request the Target Company to approve the Demand for Sale of Shares, Etc. If the Target Company approves the Demand for Sale of Shares, Etc. by a resolution of its board of directors, then, in accordance with the procedures set forth in the relevant laws and regulations and without requiring individual approvals from the Selling Shareholders and the Selling Stock Acquisition Right Holders, the Tender Offeror will acquire all of the Target Company Shares held by the Selling Shareholders and all of the Stock Acquisition Rights held by the Selling Stock Acquisition Right Holders as of the acquisition date set forth in the Demand for Sale of Shares, Etc. Furthermore, the Tender Offeror intends to deliver the amount equivalent to the Tender Offer Price to each Selling Shareholder as the price per share of the Target Company Shares held by each Selling Shareholder and the amount equivalent to the Stock Acquisition Right Purchase Price to each Selling Stock Acquisition Right Holder as the price per Share Acquisition Right held by each Selling Stock Acquisition Right Holder.

With regard to the Target Company’s Restricted Stock granted to the Target Company’s directors, executive officers, and employees as restricted stock compensation, it is provided in the allotment agreements therefor that (a) if, during the transfer restriction period, the matters concerning a demand for sale of shares of the Target Company’s common stock are approved by the Target Company’s board of directors (limited to cases where the acquisition date of the shares subject to the demand for sale the “Squeeze-Out Effective Date (Demand for Sale)” falls before the expiration of the transfer restriction period), the Target Company shall, by a resolution of its board of directors, remove the transfer restriction with respect to the number of shares of the Restricted Stock obtained by dividing the number of months counted from the month that includes the date of the Target Company’s annual general shareholders’ meeting immediately prior to the date of the allotment of the Restricted Stock to the month that includes the date of such approval by 12 (if the number exceeds 1, then the number shall be 1) and multiplying such number by the number of shares of the Restricted Stock held by the person entitled to the grant on the date of such approval as of the business day immediately preceding the Squeeze-Out Effective Date (Demand for Sale), and (b) in the case prescribed in (a) above, the Target Company shall automatically acquire, without consideration, all shares of the Restricted Stock for which the transfer restrictions have not been removed as of the same date, as of the business day immediately preceding the Squeeze-Out Effective Date (Demand for Sale). In the Squeeze-Out Process, pursuant to the provisions of (a) above in the allotment agreements set out above, the Restricted Stock for which the transfer restrictions have been removed as of the business day immediately preceding the Squeeze-Out Effective Date (Demand for Sale) will be subject to the Demand for Sale of Shares; and pursuant to the provisions of (b) above in the allotment agreements set out above, the Target Company will acquire, without consideration, the Restricted Stock for which the transfer restrictions have not been removed as of the date immediately preceding the business day immediately preceding the Squeeze-Out Effective Date (Demand for Sale).

According to the Target Company’s Press Release, if the Target Company receives a notification from the Tender Offeror of its intention to make the Demand for Sale of Shares, Etc. and the matters set forth in each item of Article 179-2, Paragraph 1 of the Companies Act are met, then the Target Company’s board of directors intends to approve such Demand for Sale of Shares, Etc.

The Companies Act provides, as a provision to protect the rights of the general shareholders and Stock Acquisition Right Holders involved in the Demand for Sale of Shares, Etc., that the Selling Shareholders and the Selling Stock Acquisition Right Holders may file a petition with a court to determine the sale price of the Target Company Shares or the Stock Acquisition Rights that they hold, pursuant to the provisions of Article 179-8 of the Companies Act and other relevant laws and regulations. If such a petition is filed, the sale price of the Target Company Shares and the Stock Acquisition Rights will ultimately be determined by the court.

(B)	Share Consolidation

If, despite the successful completion of the Tender Offer, the total number of the voting rights of the Target Company held by the Tender Offeror is less than 90% of the voting rights of all shareholders of the Target Company, the Tender Offeror will, promptly after the completion of the settlement of the Tender Offer, request the Target Company to, promptly after the completion of the settlement of the Tender Offer, hold an extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”) which will include proposals for a share consolidation and a partial amendment to the Target Company’s articles of incorporation that would abolish the share unit number provisions on the condition that the share consolidation becomes effective. The Tender Offeror intends to approve each of the above proposals at the Extraordinary Shareholders’ Meeting. As of today, the Extraordinary Shareholders’ Meeting is planned to be held in around late February 2025 to early March 2025. The Tender Offeror believes that it would be desirable to hold the Extraordinary Shareholders’ Meeting as early as possible, from the perspective of enhancing the corporate value of the Target Company, and plans to request the Target Company to make a public notice of the setting of the record date during the Tender Offer Period so that a date after but close to the commencement of the settlement of the Tender Offer will be the record date of the Extraordinary Shareholders’ Meeting.

If the proposal for the share consolidation is approved at the Extraordinary Shareholders’ Meeting, the shareholders of the Target Company will, on the effective date of the share consolidation, hold the number of Target Company Shares proportionate to the ratio of the share consolidation that is approved at the Extraordinary Shareholders’ Meeting. If, due to the share consolidation, a fraction less than one share arises, the shareholders of the Target Company who hold such fractional shares will receive an amount of money obtained by selling the Target Company Shares equivalent to the total number of such fractional shares (rounded down to the nearest whole number; the same applies hereinafter) to the Target Company or the Tender Offeror as per the procedures specified in Article 235 of the Companies Act and other applicable laws and regulations. The Tender Offeror intends to request the Target Company to file a petition in court for a permission for sale by private contract after setting the purchase price for the Target Company Shares equivalent to the total number of such fractional shares so that the amount of money delivered to the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target Company) as a result of the sale will be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares held by such shareholder of the Target Company.

Although the ratio of the share consolidation has not been determined as of today, the Tender Offer intends to request the Target Company to determine that shareholders (excluding the Tender Offeror and the Target Company) who do not tender their shares in the Tender Offer will have only fractional shares, in order to make the Tender Offer the sole shareholder of the Target Company. According to the Target Company’s Press Release, upon the successful completion of the Tender Offer, the Target Company will comply with those requests by the Tender Offeror.

The Companies Act provides, as a provision to protect the rights of the general shareholders involved in a share consolidation, that if the share consolidation occurs and there are fractional shares as a result thereof, then, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) may request the Target Company to purchase all such fractional shares of the Target Company Shares at a fair price, and may file a petition in court to determine such price. If such a petition is filed, the purchase price will ultimately be determined by the court.

With regard to the above procedures in (A) and (B), depending on amendments to and the enforcement and interpretation by authorities of the relevant laws and regulations, time may be required to implement the procedures, or the methods of implementation may be altered. However, even in such cases, it is intended that a method will be used whereby the shareholders of the Target Company who do not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target Company) will ultimately receive cash, and the amount of cash to be delivered to each such shareholder will be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares held by such shareholder. If money is delivered to the Stock Acquisition Right Holders of the Target Company who did not tender their Stock Acquisition Rights in the Tender Offer, the amount of money to be delivered to them will be equal to the price obtained by multiplying the Stock Acquisition Right Purchase Price by the number of Stock Acquisition Rights of the Target Company held by such Stock Acquisition Rights Holder.

The specific details and expected timing for the procedures described above will be determined by the Tender Offeror through consultation with the Target Company and then promptly announced by the Target Company. With regard to the Restricted Stock, it is provided in the allotment agreements therefor that (a) if, during the transfer restriction period, the matters concerning a share consolidation (limited to cases where the Restricted Stock held by the person entitled to the grant will only be fractional shares less than one share as a result of the share consolidation) are approved by the Target Company’s shareholders’ meeting (limited to cases where the effective date of the share consolidation subject to the “Squeeze-Out Effective Date (Share Consolidation)” falls before the expiration of the transfer restriction period), the Target Company shall, by a resolution of its board of directors, remove the transfer restriction with respect to the number of shares of the Restricted Stock obtained by dividing the number of months counted from the month that includes the date of the allotment of the Restricted Stock to the month that includes the date of such approval by 12 (if the number exceeds 1, then the number shall be 1) and multiplying such number by the number of shares of the Restricted Stock held by the person entitled to the grant on the date of such approval as of the business day immediately preceding the Squeeze-Out Effective Date (Share Consolidation), and (b) in the case prescribed in (a) above, the Target Company shall automatically acquire, without consideration, all shares of the Restricted Stock for which the transfer restrictions have not been removed on the same date, as of the business day immediately preceding the Squeeze-Out Effective Date (Share Consolidation). In the Squeeze-Out Process, pursuant the provisions of (a) above in the allotment agreements set out above, the Restricted Stock for which transfer restrictions have been removed as of the business day immediately preceding the Squeeze-Out Effective Date (Share Consolidation) will be subject to the share consolidation, and pursuant to the provisions of (b) above in the allotment agreements set out above, the Target Company will acquire, without consideration, the Restricted Stock for which the transfer restrictions have not been removed as of the date immediately preceding the business day immediately preceding the Squeeze-Out Effective Date (Share Consolidation).

If, despite the successful completion of the Tender Offer, the Tender Offeror is unable to acquire all of the Stock Acquisition Rights in the Tender Offer, and the Stock Acquisition Rights remain unexercised, the Tender Offeror plans to request the Target Company to implement procedures that are reasonably necessary for the execution of the Transaction, such as recommending that the Stock Acquisition Right Holders waive their Stock Acquisition Rights.

In addition, the Target Company is expected to become a wholly-owned subsidiary of the Tender Offeror through the Squeeze-Out Process by March 31, 2025, the Tender Offeror will request the Target Company to make a partial amendment to its articles of incorporation to abolish the provision on the record date for voting rights at the Target Company’s annual general shareholders’ meeting for the fiscal year ending December 2024 (the “Annual General Shareholders’ Meeting”), in order to make the shareholders entitled to exercise their rights at the Annual General Shareholders’ Meeting be the shareholders remaining after the Target Company has become a wholly-owned subsidiary of the Tender Offeror (meaning the Tender Offeror). Therefore, shareholders may not be entitled to exercise their voting rights at the Annual General Shareholders’ Meeting even if such shareholders are stated or recorded in the shareholder register as of December 31, 2024.

It is further noted that the Tender Offer will in no way whatsoever solicit shareholders of the Target Company to agree to the proposals at the Extraordinary Shareholders’ Meeting. All shareholders and Stock Acquisition Right Holders of the Target Company are solely responsible for seeking their own certified tax accountant or other specialist advice with regard to the tax consequences of tendering their shares in the Tender Offer or the procedures outlined above.

(5)	Prospects and Reasons for Delisting

The Target Company Shares are listed on the Growth Market of the TSE as of today. However, because the Tender Offeror has not set a maximum number of share certificates, etc. to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the TSE, depending on the results of the Tender Offer. In addition, even in the case where the delisting criteria are not met upon the successful completion of the Tender Offer, the Tender Offeror plans to implement the Squeeze-Out Process as stated in “(4) Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”)” above after the successful completion of the Tender Offer, in which case the delisting criteria of the TSE will be met, and the Target Company Shares will be delisted through the prescribed procedures. After delisting, the Target Company Shares will no longer be traded on the Growth Market of the TSE.

(6)	Material Agreements relating to the Tender Offer

As stated in “(1) Outline of the Tender Offer” above, the Tender Offeror has executed the Tender Agreement dated today with Mr. Shibayama in which Mr. Shibayama agreed to tender the Tendered Shares he holds (the “Tendering”), not to withdraw the Tendering, and not to cancel the agreement for the purchase of the Tendered Shares that is formed by the Tendering. The Tender Offeror and Mr. Shibayama also agreed that during the period from the execution date of the Tender Agreement until five business days before the end of the Tender Offer Period, if (i) a third party other than the Tender Offeror were to commence a tender offer for the Target Company Shares and the Stock Acquisition Rights at a purchase price exceeding the Tender Offer Price by 10% or more, without setting a maximum number of shares to be purchased, and the supporting report (meaning the report made by the Special Committee to the Target Company’s board of directors stating that it would be appropriate to express the Supporting Opinion (as defined below)) were to be changed or withdrawn; and (ii) the Target Company’s board of directors were to change or withdraw the Supporting Opinion (meaning the opinion that the Target Company’s board of directors supports the Tender Offer and recommends that the Target Company’s shareholders tender their shares in the Tender Offer); and (iii) the Target Company’s board of directors were to announce such change or withdrawal, then Mr. Shibayama would be able to withdraw the Tendering and cancel the agreement for the purchase of the Tendered Shares formed by the Tendering by giving a written notice to the Tender Offeror. Furthermore, Mr. Shibayama has agreed that (A) during the period starting after the execution date of the Tender Agreement until the commencement of the settlement of the Tender Offer, Mr. Shibayama will not assign, donate, create any security interest on, or otherwise dispose of the Tendered Shares, or conduct any other transaction that may substantially conflict with the Tender Offer or make it difficult to implement the Tender Offer, or execute any agreement regarding such disposal or transaction, and will not make any proposal to or solicitation of, conduct any consultations or negotiations with, or provide any information to a third party regarding such transaction, and if Mr. Shibayama receives from a third party any proposal or solicitation, request for consultations or negotiations, the provision of information, or any other such offer, Mr. Shibayama will promptly inform the Tender Offeror of the fact and the details thereof and consult with the Tender Offeror in good faith regarding the response thereto, and (B) in the event that a shareholders’ meeting of the Target Company with a record date for the exercise of rights on or before the commencement date of settlement is held, then with respect to the exercise of voting rights and other rights concerning the Tendered Shares at such shareholders’ meeting, Mr. Shibayama will, at the Tender Offeror’s discretion, either (i) exercise such rights in accordance with the instructions of the Tender Offeror, or (ii) grant a comprehensive proxy to the Tender Offeror or a person designated by the Tender Offeror by delivering the proper power of attorney with the name and seal of an authorized person, and Mr. Shibayama will not withdraw the power of attorney from such proxy.

As stated in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy after the Tender Offer” above, the shareholders agreement stipulates that Mr. Shibayama would not, without the prior written consent of the Tender Offeror, assign or dispose of any of the Target Company’s shares, stock acquisition rights, bonds with stock acquisition rights, convertible bonds, subscription rights, or any other security or right which enables Mr. Shibayama to newly acquire shares of the Target Company that he held, but notwithstanding such stipulations, the Tender Offeror has agreed in the Tender Agreement that it will grant its consent for Mr. Shibayama to tender his Target Company Shares in the Tender Offer pursuant to the Tender Agreement.

Further, provisions including representations and warranties (Note 1), breaches of representations and warranties, and indemnification pertaining to breached representations and warranties are stipulated in the Tender Agreement.

There is no agreement between the Tender Offeror and Mr. Shibayama regarding the Tender Offer other than the Tender Agreement, and there are no benefits that the Tender Offeror will provide to Mr. Shibayama as consideration for tendering in the Tender Offer other than the monetary amount obtained by multiplying the Tender Offer Price by the number of Tendered Shares.

(Note 1)

The Tender Offeror has made representations and warranties regarding the following in the Tender Agreement: (a) the validity of its incorporation and continuation; (b) its possession of the authority and power necessary for the execution and performance of the Tender Agreement; (c) the enforceability of the Tender Agreement; (d) the absence of conflict with laws and regulations; (e) the implementation of licenses, permits, and approvals; (f) the absence of insolvency or other proceedings; and (g) the absence of any relationship with anti-social forces.

II.	Outline of the Tender Offer

(1)	Outline of the Target Company

(1)	Name	WealthNavi Inc.

(2)	Address	Gotanda JP Building 9F, 8-4-13, Nishigotanda, Shinagawa-ku, Tokyo

(3)	Name and Title of Representative	Kazuhisa Shibayama, Representative Director & CEO

(4)	Description of Business	Financial Instruments Business

(5)	Capital	12,023 million yen (as of June 30, 2024)

(6)	Date of Incorporation	April 28, 2015

(7)	Major Shareholders and Shareholding Ratios (as of June 30, 2024)	Kazuhisa Shibayama	17.53%
		MUFG Bank, Ltd.	15.38%
		MORGAN STANLEY SMITH BARNEY LLC CLIENTS FULLY PAID SEG ACCOUNT (Standing proxy: Citibank, N.A., Tokyo Branch)	5.33%
		NORTHERN TRUST CO. (AVFC) RE UKUC UCITS CLIENTS NON LENDING 10PCT TREATY ACCOUNT (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	3.06%
		BBH FOR UMB BK, NATL ASSOCIATION-GLOBAL ALPHA INTL SMALL CAP FUND LP (Standing Proxy: MUFG Bank, Ltd.)	2.51%
		Custody Bank of Japan, Ltd. (Trust Account)	2.19%
		THE BANK OF NEW YORK 133652 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.03%
		MSCO CUSTOMER SECURITIER (Standing Proxy: Morgan Stanley MUFG Securities Co., Ltd.)	1.64%
		GOLDMAN, SACHS & CO. REG (Standing Proxy: Goldman Sachs Securities Co. Ltd.)	1.07%
		THE BANK OF NEW YORK MELON 140051 (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	0.84%

(8)	Relationship between the Tender Offeror and the Target Company

Capital Relationship

As of today, the Tender Offeror holds 9,110,000 the Target Company Shares (ownership ratio: 15.13%).

Please note that a subsidiary of MUFG holds shares of the Target Company for the purpose of temporary holdings, etc., related to its securities business. In addition, a fund that is managed by an equity method affiliate of the Tender Offeror holds 0.07% of the voting rights of the Target Company (as of June 30, 2024).

	Personnel Relationship	As of today, one of the nine directors of the Target Company concurrently holds a position as a managing executive officer of MUFG, and as of the end of December 2023, one of the nine directors of the Target Company concurrently holds a position as a corporate auditor of a company within MUFG Group.

	Business Relationship	The Target Company entered into a certain Capital and Business Alliance Agreement dated February 1, 2024 with the Tender Offeror and is involved in providing robo-advisor service called “WealthNavi for MUFG Bank” in collaboration with the Tender Offeror who has a broad client base, and the Target Company and the Tender Offeror have joined hands in developing an integral advisory platform (MAP: Money Advisory Platform). In addition, the Target Company and the Tender Offeror have entered into a long-term subordinated loan transaction, as well as a transaction, etc., regarding deposits and withdrawals transactions for the customers of the Target Company.

	Status as Related Party	The Tender Offeror made the Target Company an equity method affiliate, and the Target Company falls under the category of a related party of the Tender Offeror.

(Note)

Item “(7) Major Shareholders and Shareholding Ratios (as of June 30, 2024)” is quoted from the Semi-Annual Securities Report for the 10th Fiscal Period submitted by the Target Company on August 9, 2024.

(2)	Schedule, Etc.

(A)	Schedule

Date of Resolution at the Executive Committee	November 29, 2024 (Friday)

Date of Public Notice of Commencement of the Tender Offer

December 2, 2024 (Monday)

An electronic public notice will be conducted, and a notice to that effect will be published in the Nihon Keizai Shimbun.

(URL of the electronic public notice: http://disclosure2.edinet-fsa.go.jp/)

Filing Date of the Tender Offer Registration Statement	December 2, 2024 (Monday)

(B)	Period of the Tender Offer as of the Filing Date

From December 2, 2024 (Monday) through January 20, 2025 (Monday) (30 business days)

(C)	Possibility of Extension by Request of the Target Company

There are no applicable matters.

(3)	Price of the Tender Offer

(A)	Common stock: 1,950 yen per share of common stock

(B)	Stock acquisition rights ((I) through (VII) below are collectively referred to as the “Stock Acquisition Rights”)

(I)

4,389 yen per unit of the third series of stock acquisition rights (exercise period: from August 16, 2020 to August 16, 2028) issued pursuant to the resolution of the Target Company’s board of directors meeting held on August 15, 2018 (the “Third Stock Acquisition Rights”);

(II)

3,858 yen per unit of the fourth series of stock acquisition rights (exercise period: from March 27, 2021 to March 27, 2029) issued pursuant to the resolution of the Target Company’s board of directors meeting held on March 26, 2019 (the “Fourth Stock Acquisition Rights”);

(III)

3,858 yen per unit of the fifth series of stock acquisition rights (exercise period: from March 27, 2019 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on March 26, 2019 (the “Fifth Stock Acquisition Rights”);

(IV)

3,858 yen per unit of the sixth series of stock acquisition rights (exercise period: from August 26, 2021 to August 26, 2029) issued pursuant to the resolution of the Target Company’s board of directors meeting held on August 23, 2019 (the “Sixth Stock Acquisition Rights”);

(V)

3,297 yen per unit of the seventh series of stock acquisition rights (exercise period: from June 30, 2022 to June 30, 2030) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Seventh Stock Acquisition Rights”);

(VI)

3,297 yen per unit of the eighth series of stock acquisition rights (exercise period: from June 30, 2020 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Eighth Stock Acquisition Rights”); and

(VII)

3,297 yen per unit of the ninth series of stock acquisition rights (exercise period: from June 30, 2020 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Ninth Stock Acquisition Rights”).

(4)	Basis of Valuation, Etc. regarding the Price of the Tender Offer

(A)	Basis of Valuation

(Common stock)

When determining the Tender Offer Price, in order to ensure the fairness of thereof, the Tender Offeror requested its financial advisor, Mitsubishi UFJ Morgan Stanley Securities, to calculate the share value of the Target Company as an external third-party appraiser. Mitsubishi UFJ Morgan Stanley Securities is a related party of the Tender Offeror and the Target Company. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as the Tender Offeror, the Tender Offeror engages in financial transactions with the Target Company as part of its normal banking transactions, and the Tender Offeror and its parent company, MUFG, made the Target Company their equity method affiliate. According to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Act and Article 70-4 of the Cabinet Office Order on Financial Instruments Business, the internal department of Mitsubishi UFJ Morgan Stanley Securities that calculated the share price of the Target Company has, as a measure to prevent adverse effects, established and implemented an appropriate management system to handle conflicts of interest, such as having an information barrier to strictly manage information regarding the Tender Offeror and the Target Company, between the other internal departments of Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror (excluding the departments thereof which will implement the Tender Offer), and the Target Company and, therefore, Mitsubishi UFJ Morgan Stanley Securities has not been affected by the decisions of the Tender Offeror or the Target Company and has calculated the share price of the Target Company from an independent position. Based on the fact that appropriate measures to prevent adverse effects have been taken by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror, and the Target Company; the fact that Mitsubishi UFJ Morgan Stanley Securities has experience as a former third-party appraiser for a similar transaction; and the fact that the Tender Offeror and Mitsubishi UFJ Morgan Stanley Securities have implemented transactions with similar transaction terms and conditions with their general business partners, the Tender Offeror believes that the independence of Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser had been ensured and did not find any particular issue in requesting Mitsubishi UFJ Morgan Stanley Securities to calculate the share price of the Target Company Shares. Therefore, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser independent from the Tender Offeror and the Target Company. The fees payable to Mitsubishi UFJ Morgan Stanley Securities for the Transaction include a performance fee, which is payable subject to the completion of the Transaction, including the Tender Offer. However, the Tender Offeror determined that, taking into account general practices in similar transactions, the inclusion of the performance fee does not negate Mitsubishi UFJ Morgan Stanley Securities’ independence, and appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser under the fee system described above.

The calculation methods for the Tender Offer resulted in Mitsubishi UFJ Morgan Stanley Securities calculating the share value of the Target Company Shares using the following calculation methods, based on the belief that it would be appropriate to conduct a multifaceted valuation of the share value of the Target Company Shares: (i) an analysis of the market price, given that the Target Company is listed on the Growth Market of the TSE and, therefore, the market price of the Target Company Shares was available; (ii) a comparable companies comparison analysis, given that there are multiple listed companies that are engaged in businesses relatively similar to those of the Target Company and, therefore, it was possible to make an analogical inference of the share value of the Target Company Shares based on a comparable companies comparison; and (iii) a DCF analysis, in order to account for the conditions of the Target Company’s future business operations in the calculation. The Tender Offeror subsequently obtained the Share Valuation Report from Mitsubishi UFJ Morgan Stanley Securities on November 28, 2024, and has not obtained from Mitsubishi UFJ Morgan Stanley Securities an opinion on the fairness of the Stock Acquisition Right Purchase Price (a fairness opinion).

The results of the value per share of the Target Company Shares based on Mitsubishi UFJ Morgan Stanley Securities’ calculations using the aforementioned methods are as follows.

Average market price comparison analysis: From 1,058 yen to 1,242 yen

Comparable companies analysis: From 772 yen to 1,297 yen

DCF analysis: From 1,573 yen to 2,153 yen

The range of values per share of the Target Company Shares obtained from the average market price comparison analysis is 1,058 yen to 1,242 yen, which was calculated, with November 28, 2024 as the record date (the “Record Date”), based on 1,058 yen, the closing price of the Target Company Shares on the Growth Market of the TSE as of the Record Date; 1,094 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on the Record Date; 1,136 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on the Record Date; and 1,242 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on the Record Date.

The range of values per share of the Target Company Shares obtained from the comparable companies analysis is 772 yen to 1,297 yen, which was derived by calculating the share value of the Target Company Shares by comparing the market share prices and financial indicators such as the profitability of listed companies that engage in businesses that are relatively similar to those of the Target Company.

The range of values per share of the Target Company Shares obtained from the DCF analysis is 1,573 yen to 2,153 yen, which was derived by calculating the Target Company’s share value by discounting the free cash flow the Target Company is expected to generate in the future to the present value at a certain discount rate based on the Target Company’s estimated future earnings for the fiscal year ending December 2025 and onwards and financial forecasts concerning the investment plans prepared by the Tender Offeror, which take into account the Target Company’s business plan it prepared for the fiscal year ending December 2025 to the fiscal year ending December 2029, the results of the due diligence conducted on the Target Company, the Target Company’s performance trends up to the present, and other factors such as publicly released information. The financial forecasts used by Mitsubishi UFJ Morgan Stanley Securities in the DCF analysis includes fiscal years in which a significant increase in profits is expected. Specifically, under the Capital and Business Alliance with the Tender Offeror, by accelerating the promotion of robo-advisor services and “Robo-NISA,” as well as by providing MAP, which is currently under development and solves customers’ money problems throughout their lives, the customer base is expected to expand by referring customers to the existing robo-advisor business and new businesses, which include life insurance and pensions. For each fiscal year from the fiscal year ending December 31, 2025 to the fiscal year ending December 31, 2029, both operating income and free cash flow are expected to increase significantly, with each growing by approximately 30% or more compared to the previous fiscal year.

The Tender Offeror ultimately decided at the meeting of its Executive Committee held today to set the Tender Offer Price at 1,950 yen in light of the results of discussions and negotiations with the Target Company by comprehensively considering factors such as the results of the calculations in the Share Valuation Report which the Tender Offeror obtained from Mitsubishi UFJ Morgan Stanley, as well as the results of the due diligence on the Target Company conducted by the Tender Offeror, whether the Tender Offer would be approved by the board of directors of the Target Company, trends in the market price of the Target Company Shares, and the prospect of shares being tendered in the Tender Offer.

The Tender Offer Price of 1,950 yen represents a premium of 84.31% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares) on 1,058 yen, the closing price for the Target Company Shares on the Growth Market of the TSE on November 28, 2024 (the business day immediately preceding the announcement date of the Tender Offer); a premium of 78.24% on 1,094 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 28, 2024; a premium of 71.65% on 1,136 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 28, 2024; and a premium of 57.00% on 1,242 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 28, 2024.

(Stock acquisition rights)

With respect to the Stock Acquisition Rights, given that as of today, the exercise price per Target Company Share falls below the Tender Offer Price (1,950 yen) (Third Stock Acquisition Rights: 487 yen, Fourth Stock Acquisition Rights: 664 yen, Fifth Stock Acquisition Rights: 664 yen, Sixth Stock Acquisition Rights: 664 yen, Seventh Stock Acquisition Rights: 851 yen, Eighth Stock Acquisition Rights: 851 yen, and Ninth Stock Acquisition Rights: 851 yen), the Tender Offeror decided at its Executive Committee meeting held today to set the Stock Acquisition Right Purchase Price at the amount obtained by multiplying the difference of the Tender Offer Price (1,950 yen) and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right (Third Stock Acquisition Rights: 4,389 yen, Fourth Stock Acquisition Rights: 3,858 yen, Fifth Stock Acquisition Rights: 3,858 yen, Sixth Stock Acquisition Rights: 3,858 yen, Seventh Stock Acquisition Rights: 3,297 yen, Eighth Stock Acquisition Rights: 3,297 yen, and Ninth Stock Acquisition Rights: 3,297 yen).

Although the terms and conditions of the Stock Acquisition Rights provide that the acquisition of the Stock Acquisition Rights by transfer requires the approval of the Target Company’s board of directors, the Target Company’s board of directors resolved, at a meeting held today, to comprehensively approve the acquisition by the Tender Offeror of the Stock Acquisition Rights tendered in the Tender Offer, subject to the successful completion of and commencement of settlement for the Tender Offer. In addition, with regard to the Third Stock Acquisition Rights, the Fourth Stock Acquisition Rights, the Sixth Stock Acquisition Rights, and the Seventh Stock Acquisition Rights, the conditions for the exercise thereof provide that the total annual exercise price shall not exceed 12,000,000 yen, but at the meeting of the Target Company’s board of directors held today, the Target Company decided to remove the restriction on the exercise price, subject to the successful completion of the Tender Offer.

The Tender Offeror has not obtained a valuation report or opinion (fairness opinion) regarding the Stock Right Acquisition Price from a third-party appraiser because the Tender Offeror has determined the Stock Acquisition Right Purchase Price as described above.

(Note)

In calculating the share value of the Target Company Shares, Mitsubishi UFJ Morgan Stanley Securities used, in principle, the information provided by the Tender Offeror and the Target Company and publicly-available information on an as-is basis, and did not independently verify their accuracy or completeness, assuming that all of such materials, information, and the like are accurate and complete. The Tender Offeror also did not conduct any independent evaluation or assessment of the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the Target Company, and did not request a third-party institution to conduct an appraisal or assessment. In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the information concerning the Target Company’s financial forecasts had been reasonably prepared based on the best forecast and judgment available to the Tender Offeror and the Target Company as of November 28, 2024. The valuation conducted by Mitsubishi UFJ Morgan Stanley Securities reflects the abovementioned information up to November 28, 2024.

(B)	Background of Valuation

Background of the decisions on the Tender Offer Price and Stock Acquisition Right Purchase Price

As stated in “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy After the Tender Offer” in “I. Purpose of the Tender Offer, Etc.” above, following the announcement of the Capital and Business Alliance, the Tender Offeror and the Target Company have been accelerating the promotion of their robo-advisor services and “Robo-NISA,” and making progress in discussions and collaboration for the development and provision of MAP to solve customer’s lifelong financial challenges by combining MUFG Group’s customer base and product lineup and the Target Company’s agile planning and product development capabilities.

Amidst this, the Tender Offeror believes that the Target Company’s agile planning and product development capabilities could serve an extremely important role in terms of realizing accelerated unified management for MUFG Group, including the planning, development, and promotion of various types of next-generation services from MUFG’s Retail & Digital Business Group. Accordingly, the Tender Offeror reached the conclusion that it could accelerate and further refine the development and provision of its services, including MAP, by building a strong and integrated relationship with the Target Company and by more closely complementing and effectively utilizing the management resources and expertise of both companies.

In early September 2024, the Tender Offeror and the Target Company held initial discussions pertaining to the Transaction, and the Tender Offeror expressed to the Target Company its intention to commence examinations and discussions toward implementing the Transaction. Subsequently, on September 17, 2024, the Tender Offeror submitted to the Target Company a Letter of Intent in which the Tender Offeror again expressed its intention to commence examinations and discussions toward implementing the Transaction and also explained the significance and purpose of the Transaction, stating the Tender Offeror’s aim to further enhance the corporate value of both companies by further strengthening the capital relationship between them, sharing a medium- to long-term vision, and carrying out business development as a unified entity. In response to its expression of such intention, on September 18, 2024, the Tender Offeror received a response from the Target Company that the Target Company agrees to the commencement of examinations and discussions toward implementing the Transaction and that it would create an internal framework for carrying out examinations, negotiations, and decisions pertaining to the Transaction.

Further, the Tender Offeror retained experts who conducted legal, financial, tax-related, and business due diligence between late September and late October 2024 in order to closely examine the feasibility of the Transaction, and in parallel with this also continued discussions and examinations with the Target Company regarding the various terms and conditions of the Transaction, including the Tender Offer.

Specifically, because it had reached the conclusion that achieving the abovementioned synergies would be feasible by deepening collaborations with the Target Company, on October 24, 2024, the Tender Offeror submitted the Initial Proposal to the Target Company stating that it would set the Tender Offer Price at 1,450 yen (the price obtained by adding a premium of 36.28% (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for premium rates on shares) on 1,064 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on October 23, 2024, the business day immediately preceding the submission date of the Initial Proposal; a premium of 27.64% on 1,136 yen, the simple average closing price (rounded to the second decimal place; the same applies hereinafter with respect to the calculations for simple average closing prices) of the Target Company Shares for the most recent one-month period ending on October 23, 2024; a premium of 21.34% on 1,195 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on October 23, 2024; and a premium of 11.80% on 1,297 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on October 23, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,450 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on October 29, 2024, the Target Company requested the Tender Offeror to reconsider the Tender Offer Price on the ground that the price was grossly inadequate from the perspective of recommending that the minority shareholders of the Target Company tender their Target Company Shares and Stock Acquisition Rights in the Tender Offer. Pursuant to this request, on November 1, 2024, the Tender Offeror submitted the Second Proposal to the Target Company stating that it would set the Tender Offer Price at 1,590 yen (the price obtained by adding a premium of 40.34% on 1,133 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on October 31, 2024, the business day immediately preceding the submission date of the Second Proposal; a premium of 42.47% on 1,116 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on October 31, 2024; a premium of 36.13% on 1,168 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on October 31, 2024; and a premium of 24.02% on 1,282 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on October 31, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,590 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 7, 2024, the Target Company requested the Tender Offeror to reconsider the Tender Offer Price on the ground that the Tender Offer Price did not meet the minimum amount for one of the trial calculation results performed in accordance with the DCF Method by the independent third-part appraiser of the financial advisor and Special Committee of the Target Company, which indicated a large deviation between the Tender Offer Price and the price level at which the Target Company could support the Tender Offer and recommend that its shareholders tender their Target Company Shares and Stock Acquisition Rights therein. Pursuant to this request, on November 12, 2024, the Tender Offeror submitted the Third Proposal to the Target Company stating that it would set the Tender Offer Price at 1,720 yen (the price obtained by adding a premium of 52.21% on 1,130 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 11, 2024, the business day immediately preceding the submission date of the third proposal; a premium of 56.51% on 1,099 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 11, 2024; a premium of 47.64% on 1,165 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 11, 2024; and a premium of 35.86% on 1,266 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 11, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,720 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 13, 2024, the Target Company and the Special Committee requested the Tender Offeror to reconsider the Tender Offer Price on the ground that the Tender Offer Price did not adequately reflect the intrinsic value of the Target Company and, therefore, the Target Company could not support the Tender Offer in the Transaction or recommend that its shareholders tender their Target Company Shares and Stock Acquisition Rights therein. Pursuant to this request, on November 20, 2024, the Tender Offeror submitted the Fourth Proposal to the Target Company stating that it would set the Tender Offer Price at 1,850 yen (the price obtained by adding a premium of 67.72% on 1,103 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 19, 2024, the business day immediately preceding the submission date of the Fourth Proposal; a premium of 67.88% on 1,102 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 19, 2024; a premium of 59.48% on 1,160 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 19, 2024; and a premium of 47.53% on 1,254 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 19, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,850 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 22, 2024, the Target Company and the Special Committee requested the Tender Offeror to consider setting the Tender Offer Price at 2,050 yen after appropriately evaluating factors, such as the intrinsic value of the Target Company based on its growth potential and the role of the Target Company could serve within the MUFG Group after becoming a wholly-owned subsidiary, on the ground that the Tender Offer Price again did not adequately reflect the intrinsic value of the Target Company and, therefore, the Target Company would not be able to provide an appealing selling opportunity to its minority shareholders. Then, pursuant to this request, on November 26, 2024, the Tender Offeror submitted the Final Proposal stating that it would set the Tender Offer Price at 1,950 yen (a premium of 80.39% on 1,081 yen, the closing price of the Target Company Shares on the Growth Market of the TSE on November 25, 2024, the business day immediately preceding the submission date of the Final Proposal; a premium of 77.27% on 1,100 yen, the simple average closing price of the Target Company Shares for the most recent one-month period ending on November 25, 2024; a premium of 70.01% on 1,147 yen, the simple average closing price of the Target Company Shares for the most recent three-month period ending on November 25, 2024; and a premium of 56.50% on 1,246 yen, the simple average closing price of the Target Company Shares for the most recent six-month period ending on November 25, 2024, respectively) and that it would set the Stock Acquisition Right Purchase Price for the Third Stock Acquisition Rights, Fourth Stock Acquisition Rights, Fifth Stock Acquisition Rights, Sixth Stock Acquisition Rights, Seventh Stock Acquisition Rights, Eighth Stock Acquisition Rights, and Ninth Stock Acquisition Rights as the amount obtained by multiplying the difference between the 1,950 yen Tender Offer Price and the exercise price per Target Company Share for each Stock Acquisition Right by the number of Target Company Shares subject to the exercise of each Stock Acquisition Right. Subsequently, on November 27, 2024, after receiving a response from the Target Company and the Special Committee stating that the Target Company and the Special Committee had agreed to the Final Proposal from the Tender Offeror, the Tender Offeror reached an agreement with the Target Company to set the Tender Offer Price at 1,950 yen, the Third Stock Acquisition Right Purchase Price at 4,389 yen, the Fourth Stock Acquisition Right Purchase Price at 3,858 yen, the Fifth Stock Acquisition Right Purchase Price at 3,858 yen, the Sixth Stock Acquisition Right Purchase Price at 3,858 yen, the Seventh Stock Acquisition Right Purchase Price at 3,297 yen, the Eighth Stock Acquisition Right Purchase Price at 3,297 yen, and the Ninth Stock Acquisition Right Purchase Price at 3,297 yen.

Based on the background and consultations as stated above, the Tender Offeror decided at the meeting of its Executive Committee held today to implement the Tender Offer with the Tender Offer Price set at 1,950 yen, the Third Stock Acquisition Right Purchase Price set at 4,389 yen, the Fourth Stock Acquisition Right Purchase Price set at 3,858 yen, the Fifth Stock Acquisition Right Purchase Price set at 3,858 yen, the Sixth Stock Acquisition Right Purchase Price set at 3,858 yen, the Seventh Stock Acquisition Right Purchase Price set at 3,297 yen, the Eighth Stock Acquisition Right Purchase Price set at 3,297 yen, and the Ninth Stock Acquisition Right Purchase Price set at 3,297 yen.

(C)	Relationship with the Appraiser

Mitsubishi UFJ Morgan Stanley Securities is a related party of the Tender Offeror and the Target Company. Mitsubishi UFJ Morgan Stanley Securities is a corporation with the same parent company as the Tender Offeror, the Tender Offeror engages in financial transactions with the Target Company as part of its normal banking transactions, and the Tender Offeror and its parent company, MUFG, made the Target Company their equity method affiliate. According to Mitsubishi UFJ Morgan Stanley Securities, in accordance with the applicable provisions of Article 36, Paragraph 2 of the Act and Article 70-4 of the Cabinet Office Order on Financial Instruments Business, the internal department of Mitsubishi UFJ Morgan Stanley Securities that calculated the share price of the Target Company has, as a measure to prevent adverse effects, established and implemented an appropriate management system for handling conflicts of interest, such as having an information barrier to strictly manage information regarding the Tender Offeror and the Target Company, between the other internal departments of Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror (excluding the departments thereof which will execute business regarding the Tender Offer), and the Target Company and, therefore, Mitsubishi UFJ Morgan Stanley Securities has not been affected by the decisions of the Tender Offeror or the Target Company and calculated the share price of the Target Company from an independent position. Based on (i) the fact that appropriate measures to prevent adverse effects have been taken by Mitsubishi UFJ Morgan Stanley Securities, the Tender Offeror, and the Target Company, (ii) the fact that Mitsubishi UFJ Morgan Stanley Securities has experience as a former third-party appraiser for a similar transaction, and (iii) the fact that the Tender Offeror and Mitsubishi UFJ Morgan Stanley Securities have implemented transactions with similar transaction terms and conditions with their general business partners, the Tender Offeror believes that the independence of Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser had been ensured and did not find any particular issue in requesting Mitsubishi UFJ Morgan Stanley Securities to calculate the share price of the Target Company Shares. Therefore, the Tender Offeror appointed Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and third-party appraiser independent from the Tender Offeror and the Target Company.

(5)	Number of Share Certificates, Etc. to be Purchased

Type of share certificates, etc.	Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased
Common stock	51,111,736 (shares)	30,988,100 (shares)	– (shares)
Total	51,111,736 (shares)	30,988,100 (shares)	– (shares)

(Note 1)

If the total number of Tendered Share Certificates, Etc. is less than the minimum number of the share certificates, etc. to be purchased (30,988,100 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. is equal to or more than the minimum number of the Share Certificates, Etc. to be purchased (30,988,100 shares), the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.

(Note 2)

The Tender Offeror has not set a maximum number of share certificates, etc. to be purchased in the Tender Offer, and thus the number of share certificates, etc. to be purchased is stated as 51,111,736 shares, which is the maximum number of shares of the Target Company that the Tender Offer will purchase in the Tender Offer. This is the number of shares (51,111,736 shares) obtained by subtracting the number of Target Company Shares (9,110,000 shares) held by the Tender Offeror as of today from the Total Number of Shares After Considering Potential Shares (60,221,736 shares).

(Note 3)

Shares less than one unit are also subject to the Tender Offer. If the right to demand the purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period in accordance with the procedures prescribed in laws and regulations.

(Note 4)	The Tender Offeror does not intend to acquire treasury shares held by the Target Company through the Tender Offer.

(Note 5)	Target Company Shares issued or transferred through the exercise of Stock Acquisition Rights up to the last day of the Tender Offer Period are also subject to the Tender Offer.

(6)	Changes in Ownership Ratio of Share Certificates, Etc. through the Tender Offer

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer	91,100	(Ownership ratio of share certificates, etc. before the Tender Offer: 15.13%)

Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer	2,400	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.40%)

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer	602,217	(Ownership ratio of share certificates, etc. after the Tender Offer: 100.00%)

Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer	0	(Ownership ratio of share certificates, etc. after the Tender Offer: 0.00%)

Total number of voting rights of all shareholders, etc. of the Target Company	591,330

(Note 1)

“Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer” is the total number of voting rights represented by share certificates, etc. held by each special related party (other than special related parties who are not considered special related parties pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 52 of 1990, as amended; the “Cabinet Office Order on Disclosure Required for Tender Offer”) for the purpose of calculation of ownership ratio of share certificates, etc. under each Item of Article 27-2, Paragraph 1 of the Act). However, because the share certificates, etc. held by special related parties are also subject to purchase, the “Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer” is stated as zero. Furthermore, the Tender Offeror plans to confirm the share certificates, etc. of the Target Company held by special related parties on or after today, and if any corrections are necessary, there are plans to disclose the details of such corrections.

(Note 2)

“Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer” is the number of voting rights equal to the sum of the number of voting rights represented by the number of share certificates, etc. to be purchased in the Tender Offer plus the “Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer.”

(Note 3)

“Total number of voting rights of all shareholders, etc. of the Target Company” is the number of voting rights of all shareholders of the Target Company as of June 30, 2024 stated in the Semi-Annual Securities Report for the 10th fiscal year filed by the Target Company on August 9, 2024 (based on the number of shares per unit being 100 shares). However, because shares less than one unit are also subject to the Tender Offer, when calculating the “Ratio of the number of voting rights represented by the share certificates, etc. to be purchased to the total number of voting rights of all shareholders, etc.” and “Ownership ratio of share certificates, etc. after the Tender Offer,” the number of voting rights (602,217) represented by the Total Number of Shares After Considering Potential Shares (60,221,736) is used as the denominator.

(Note 4)	“Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to the second decimal place.

(7)	Purchase Price (tentative)99,667,885,200 yen

Note:	The purchase price is the amount obtained by multiplying the number of share certificates, etc. to be purchased in the Tender Offer (51,111,736 shares) by the Tender Offer Price (1,950 yen).

(8)	Method of Settlement

(A)	Name and Address of Head Office of the Securities Company, Bank, Etc. in Charge of the Settlement of the Tender Offer

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

au Kabucom Securities Co., Ltd. (sub-agent)

3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

(B)	Commencement Date of Settlement

January 27, 2025 (Monday)

(C)	Method of Settlement

A notice regarding the purchase under the Tender Offer will be mailed to the address or location of the shareholders who are Tendering (the “Tendering Shareholders”) (or the address of the standing proxy in the case of foreign shareholders) without delay after the expiration of the Tender Offer Period. Delivery of such notice by the sub-agent will be made electromagnetically by displaying the notice on the website after logging in.

The purchase will be settled in cash. The tender offer agent or the sub-agent will remit the sales proceeds pertaining to the share certificates, etc. that have been purchased to a location specified by each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy) or pay such sales proceeds into the account of the Tendering Shareholder with the tender offer agent or the sub-agent through which the shares were tendered without delay after the commencement date of the settlement in accordance with the instructions of each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy).

(D)	Method of Return of Share Certificates, Etc.

In the event that all of the Tendered Share Certificates, Etc. will not be purchased under the terms set forth in “(A) Conditions Set forth in Each Item of Article 27-13, Paragraph 4 of the Act and the Details Thereof” or “(B) Conditions of Withdrawal, Etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, Etc.” in “(9) Other Conditions and Methods of the Tender Offer” below, the share certificates, etc. that are to be returned will be returned promptly after the business day that is two days after the last day of the Tender Offer Period (or the day of withdrawal, etc. if the Tender Offeror withdraws the Tender Offer) by restoring the record to the status immediately preceding the tendering of those shares.

(9)	Other Conditions and Methods of the Tender Offer

(A)	Conditions Set forth in Each Item of Article 27-13, Paragraph 4 of the Act and the Details Thereof

If the total number of Tendered Share Certificates, Etc. is less than the minimum number of share certificates, etc. to be purchased (30,988,100 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. is equal to or more than the minimum number of share certificates, etc. to be purchased (30,988,100 shares), the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.

(B)	Conditions of Withdrawal, Etc. of the Tender Offer, Details Thereof and Method of Disclosure of Withdrawal, Etc.

If any event listed in Article 14, Paragraph 1, Items (1)1 through (1)10 and Items (1)13 through (1)19, and Items (3)1 through (3)8 and (3)10, and Item (4), as well as Article 14, Paragraph 2, Items (3) through (6) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) occurs, the Tender Offeror may withdraw the Tender Offer.

In the Tender Offer, the “events which are equivalent to those listed in Items (3)1 through (3)9” set out in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order refers to the case where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain a false statement on a material fact, or omit a statement on a material fact that should have been stated.

In addition, in the event the Tender Offeror or MUFG fails to obtain the authorization under Article 16-2, Paragraph 4 of the Banking Act (Act No. 59 of 1981; as amended) or the authorization under Article 52-23, Paragraph 3 of the Banking Act (hereinafter collectively referred to as “Authorizations”) from the Commissioner of the Financial Services Agency by the day immediately prior to the day of the expiration of the Tender Offer Period (including any extensions), if the Commissioner of the Financial Services Agency grants the Authorizations but they contain conditions (meaning the conditions prescribed in Article 54, Paragraph 1 of the Banking Act) that the Tender Offeror cannot agree to, or if the Authorizations are rescinded or withdrawn by the day immediately prior to the last day of the Tender Offer Period, the Tender Offeror may withdraw, etc. the Tender Offer on the ground that it had not obtained the “permission, etc.” as prescribed in Article 14, Paragraph 1, Item 4 of the Enforcement Order. If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement.

(C)	Conditions to Reduce Price of the Tender Offer, Details Thereof and Method of Disclosure of Reduction

Under Article 27-6, Paragraph 1, Item (1) of the Act, if the Target Company conducts any act set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the price of the Tender Offer in accordance with the standards set out in the provision of Article 19, Paragraph 1 of the Cabinet Office Order on Disclosure Required for Tender Offer. If the Tender Offeror intends to reduce the price of the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give public notice immediately after the announcement. If the price of the Tender Offer is reduced, the Tender Offeror will also purchase the Tendered Share Certificates, Etc. tendered on or before the date of the public notice at the reduced price.

(D)	Matters concerning Right of Tendering Shareholders, Etc. to Terminate the Agreement

Tendering Shareholders may, at any time during the Tender Offer Period, terminate the agreement for the Tender Offer. If an agreement is to be terminated with the tender offer agent, the terminating Tendering Shareholder will be requested to deliver or mail their “Tender Offer Application Receipt” and a document stating their intention to terminate the agreement for the Tender Offer (a “Termination Notice”) to the head office or domestic branch office of the tender offer agent that accepted the Tendering of share certificates, etc. by 4:00 p.m. on the last day of the Tender Offer Period. The termination of the agreement will take effect when the Termination Notice is delivered to or reaches the person specified below. However, if a Termination Notice is sent by mail, it will become effective on the condition that it reaches the person specified below by 4:00 p.m. on the last day of the Tender Offer Period.

For terminating an agreement that was tendered through au Kabucom Securities Co., Ltd. (the sub-agent), please follow the methods described on the “Tender Offer Bid (TOB)” page (https://kabu.com/item/tob/) on the sub-agent’s website (https://kabu.com/) and log in to complete the termination procedures by 4:00 p.m. on the last day of the Tender Offer Period.

Party authorized to receive the Termination Notice:

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

(or any other domestic branch of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)

The Tender Offeror will not make any claim damages or penalties due to a Tendering Shareholder’s termination of their agreements. Further, the cost of returning Tendered Share Certificates, Etc. to the Tendering Shareholders will be borne by the Tender Offeror. If a Tendering Shareholder requests to terminate their agreement for the Tender Offer, the Tendered Share Certificates, Etc. will be returned promptly after the completion of the procedures in accordance with the method set out in “(D) Method of Return of Share Certificates, Etc.” in “(8) Method of Settlement” above.

(E)	Method of Disclosure if the Conditions, Etc. of the Tender Offer are Changed

The Tender Offeror may change the conditions, etc. of the Tender Offer unless such change is prohibited under Article 27-6, Paragraph 1 of the Act or Article 13 of the Enforcement Order. If the Tender Offeror intends to change any conditions, etc. of the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nihon Keizai Shinbun. However, if it is deemed difficult to give the notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement in the manner set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer and give a public notice immediately after the announcement. If the conditions, etc. of the Tender Offer are changed, the Tender Offeror will also purchase the Tendered Share Certificates, Etc. tendered on or before the date of the public notice in accordance with the changed conditions, etc. of the Tender Offer.

(F)	Method of Disclosure if an Amendment Statement is Filed

If the Tender Offeror submits an amendment statement to the Director-General of the Kanto Local Finance Bureau (unless otherwise provided for in the proviso in Article 27-8, Paragraph 11 of the Act), the Tender Offeror will immediately make a public announcement of the content of that amendment statement that is relevant to the content of the public notice of the commencement of the Tender Offer in the manner set out in Article 20 of the Cabinet Office Order on Disclosure Required for Tender Offer. The Tender Offeror will also immediately amend the explanatory statement of the Tender Offer and deliver the amended explanatory statement to the Tendering Shareholders who have already received the previous explanatory statement. However, if the amendments are limited in scope, the Tender Offeror may instead prepare and deliver to the Tendering Shareholders a document stating the reason for the amendments, the matters amended, and the details thereof.

(G)	Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be made public on the day following the last day of the Tender Offer Period in the manner set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer.

(10)	Date of Public Notice of Commencement of the Tender Offer

December 2, 2024 (Monday)

(11)	Tender Offer Agent

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

The tender offer agent has appointed the following subagent for the purpose of delegating part of its administrative work.

au Kabucom Securities Co., Ltd. (sub-agent)

3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

III.	Policies after the Tender Offer and Future Prospects

(1)	Policies after the Tender Offer

For policies after the Tender Offer, please refer to “(2) Background, Purpose, and Decision-making Process Leading to the Tender Offeror’s Decision to Conduct the Tender Offer, and Management Policy after the Tender Offer,” “(4) Policy for Organizational Restructuring, Etc. after the Tender Offer (Matters relating to the so-called “Two-Step Acquisition”),” and “(5) Prospects and Reasons for Delisting” in “I. Purpose of the Tender Offer, Etc.” above.

(2)	Future Prospects

The effects of the Tender Offer on the Tender Offeror are expected to be minimal at this time. The Tender Offeror will promptly announce any matters that should be disclosed in the future.

IV.	Other Matters

(1)	Agreements between the Tender Offeror and the Target Company or its Officers, and the Contents Thereof

(A)	Approval of the Tender Offer

According to the Target Company’s Press Release, the Target Company resolved at its board of directors meeting held today, to express its opinion in favor of the Tender Offer, and to recommend that the shareholders of the Target Company and the Stock Acquisition Right Holders tender their shares in the Tender Offer.

For details of the decision-making process of the Target Company, please refer to the “(G) Unanimous Approval of All Disinterested Directors (including All Disinterested Members of the Audit & Supervisory Committee) of the Target Company” in “(3) Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and the Stock Acquisition Right Purchase Price and Measures to Avoid Conflicts of Interest” in “I. Purpose of the Tender Offer, Etc.” above.

(B)	Agreements between the Tender Offeror and the officers of the Target Company

The Tender Offeror has entered into the Tender Agreement dated today with Mr. Shibayama, who is the representative director and largest shareholder of the Target Company. For details of the Tender Agreement, please refer to “(6) Material Agreements relating to the Tender Offer” in “I. Purpose of the Tender Offer, Etc.” above.

(2)	Other Information Deemed Necessary for Investors to Decide Whether or not to Tender Shares in Response to the Tender Offer

(A)	Release of the “Non-consolidated Financial Results for the first nine months of the fiscal year Ending December 2024 (Under Japanese GAAP)”

The Target Company released the Target Company’s Financial Results on November 14, 2024. The following is an outline based on said release. According to the Target Company, the Target Company has not undergone an interim review by an audit firm for the contents of said release as provided for in Article 193-2, Paragraph 1 of the Act.

Furthermore, please note that the following outline of the release content is a partial excerpt of the contents released by the Target Company. For details, please refer to the contents of said release.

(i)	Profit and Loss

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024

Operating income	8,117,814 thousand yen

Financial expenses	56,253 thousand yen

Sales, general, and administrative expenses	7,538,530 thousand yen

Non-operating income	4,725 thousand yen

Non-operating expenses	245,381 thousand yen

Quarterly net income	233,836 thousand yen

(ii)	Per Share Information

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024

Quarterly net income per share	4.11 yen

Dividend per share	0.00 yen

End

U.S. Regulation

The common shares and stock acquisition rights of the Target Company, a company incorporated in Japan, are subject to the Tender Offer. The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under the laws of Japan, which are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended; the same applies hereinafter) and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. Financial information contained in this press release and in the reference materials pertaining hereto has been prepared in accordance with Japanese accounting standards, which may be materially different from generally accepted accounting standards in the U.S. or other countries. In addition, as the Tender Offeror is a legal entity established outside the United States and all or some of its officers are non-U.S. residents, it may become difficult to exercise rights or requests which could be claimed under U.S. securities laws. Furthermore, it may not be possible to commence legal proceedings against a legal entity established outside the United States and its officers in a non-U.S. court for violations of U.S. securities laws. Furthermore, U.S. courts may not necessarily have jurisdiction over legal entities and their respective subsidiaries and affiliates outside the U.S.

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English language documentation and the Japanese language documentation, the Japanese language documentation will prevail.

Before the commencement of the Tender Offer or during the purchase period of the Tender Offer, the Tender Offeror, the financial advisor of each of the Tender Offeror and the Target Company, and the tender offer agent (including their respective affiliates) may purchase Target Company Shares or Stock Acquisition Rights, or engage in related activities, on their own account or the account of their client to the extent permitted by Japanese laws and regulations related to financial instruments transactions and other applicable laws and regulations in the ordinary course of their business and in accordance with the requirements of Rule 14e-5(b) of the U.S. Securities Exchange Act of 1934. In this case, the Target Company Shares and Stock Acquisition Rights may be traded at the market price through market transactions or at a price determined by negotiations outside of the market. If information regarding such purchase is disclosed in Japan, that information will also be disclosed in English on the English website of the person conducting the purchase in question or the affiliates thereof.

Forward Looking Statements

This press release and the reference materials pertaining hereto include “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the content explicitly or implicitly indicated in these forward-looking statements due to known or unknown risks, uncertainties, or any other factors. Neither the Tender Offeror, the Target Company, nor their affiliates makes any warranty that the results explicitly or implicitly indicated in these “forward-looking statements” will be achieved. The “forward-looking statements” contained in this press release and the reference materials pertaining hereto have been prepared based on the information held by the Tender Offeror and the Target Company at the time this press release was published, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror, the Target Company, nor their affiliates assume any obligation to amend or revise those statements to reflect any future events or circumstances.

Regulation on Solicitation

This press release has not been prepared for the purpose of soliciting the sale of shares. If shareholders wish to make an offer to sell their shares, they should first carefully read the tender offer explanatory statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of an offer to buy, any securities. In addition, neither this press release (nor any part of it) nor the fact of its distribution shall form the basis of any agreement regarding the Tender Offer, nor shall it be relied on in connection with executing any such agreement.

Other Countries

Some countries or regions may impose restrictions on the announcement, issuance, or distribution of this press release. In such cases, please take note of such restrictions and comply with them. The announcement, issuance, or distribution of this press release shall not constitute a solicitation of an offer to sell or an offer to purchase share certificates, etc. related to the Tender Offer and shall be deemed to be a distribution of materials for informative purposes only.

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